UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Half yearly financial Report January June 2022	2

Telefónica

First Half 2022

Report on limited review,
Condensed consolidated interim financial statements and
Consolidated interim management report for the six-month period ended June 30, 2022

Telefónica, S.A. and subsidiaries composing the Telefónica Group pwc

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Report on limited review of
condensed consolidated interim financial statements and
consolidated interim management report
for the six-month period ended June 30, 2022

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Report on limited review of condensed consolidated interim financial statements

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed consolidated interim financial statements (hereinafter, the interim financial statements) of Telefónica, S.A. (hereinafter, the Parent company) and subsidiaries composing the Telefónica Group (hereinafter, the Group), which comprise the statement of financial position as at June 30, 2022, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and related notes, all condensed and consolidated, for the six-month period then ended. The Parent company´s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the Audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended June 30, 2022 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, as provided in Article 12 of Royal Decree 1362/2007, for the preparation of condensed interim financial statements.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es
1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Emphasis of matter

We draw attention to note 2, in which it is mentioned that these interim financial statements do not include all the information required in a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying condensed consolidated interim financial statements should be read together with the consolidated annual accounts of the Group for the year ended December 31, 2021. Our conclusion is not modified in respect of this matter.

Other matters

Consolidated interim management report

The accompanying consolidated interim management report for the six-month period ended June 30, 2022 contains the explanations which the Parent company´s directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this management report is in agreement with that of the interim financial statements for the six-month period ended June 30, 2022. Our work as auditors is limited to checking the consolidated interim management report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and subsidiaries composing the Telefónica Group´ accounting records.

Preparation of this review report

This report has been prepared at the request of the directors of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 119 of Royal Legislative Decree 4/2015 of 23 October, approving the revised text of the Securities Market Law developed by Royal Decree 1362/2007, of 19 October.

PricewaterhouseCoopers Auditores, S.L.

Vanesa González Prieto

July 27, 2022

2

First Half 2022

Condensed consolidated interim financial statements and Consolidated interim management report for the six-month period ended June 30, 2022

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed Consolidated Interim Financial Statements 2022

Condensed Consolidated Interim Financial Statements 2022

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2022	12/31/2021
ASSETS
A) NON-CURRENT ASSETS		89,033	84,284
Intangible assets	(Note 6)	12,458	11,725
Goodwill	(Note 7)	18,725	16,519
Property, plant and equipment	(Note 8)	23,723	22,725
Rights of use	(Note 21)	8,172	7,579
Investments accounted for by the equity method	(Note 9)	12,661	12,773
Financial assets and other non-current assets	(Note 12)	7,881	7,347
Deferred tax assets	(Note 24)	5,413	5,616
B) CURRENT ASSETS		22,108	24,929
Inventories	(Note 13)	1,565	1,749
Receivables and other current assets	(Note 14)	9,240	8,287
Tax receivables	(Note 24)	2,210	2,120
Other current financial assets	(Note 15)	2,669	3,835
Cash and cash equivalents	(Note 15)	6,385	8,580
Non-current assets and disposal groups held for sale	(Note 27)	39	358
TOTAL ASSETS (A+B)		111,141	109,213

	Notes	06/30/2022	12/31/2021
EQUITY AND LIABILITIES
A) EQUITY		31,685	28,684
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 11)	24,909	22,207
Equity attributable to non-controlling interests	(Note 11)	6,776	6,477
B) NON-CURRENT LIABILITIES		55,317	55,034
Non-current financial liabilities	(Note 16)	34,914	35,290
Non-current lease liabilities	(Note 21)	6,754	6,391
Payables and other non-current liabilities	(Note 18)	3,628	3,089
Deferred tax liabilities	(Note 24)	3,080	2,602
Non-current provisions	(Note 20)	6,941	7,662
C) CURRENT LIABILITIES		24,139	25,495
Current financial liabilities	(Note 16)	5,387	7,005
Current lease liabilities	(Note 21)	1,964	1,679
Payables and other current liabilities	(Note 19)	13,537	13,210
Current tax payables	(Note 24)	1,740	2,026
Current provisions	(Note 20)	1,511	1,441
Liabilities associated with non-current assets and disposal groups held for sale	(Note 27)	—	134
TOTAL EQUITY AND LIABILITIES (A+B+C)		111,141	109,213
Unaudited data at June 30, 2022. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 3

Condensed Consolidated Interim Financial Statements 2022

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January- June 2022	January- June 2021
Revenues	(Note 4)	19,450	20,305
Other income	(Note 23)	1,069	10,875
Supplies		(6,200)	(6,217)
Personnel expenses		(2,673)	(2,744)
Other expenses	(Note 23)	(5,301)	(5,333)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	(Note 4)	6,345	16,886
Depreciation and amortization	(Notes 4, 6, 8 and 21)	(4,336)	(4,139)
OPERATING INCOME	(Note 4)	2,009	12,747
Share of income (loss) of investments accounted for by the equity method	(Notes 4 and 9)	105	(68)
Finance income		680	901
Exchange gains		2,964	1,513
Finance costs		(1,266)	(1,430)
Exchange losses		(3,038)	(1,536)
Net financial expense		(660)	(552)
PROFIT BEFORE TAX		1,454	12,127
Corporate income tax	(Note 24)	(312)	(1,200)
PROFIT FOR THE PERIOD		1,142	10,927
Attributable to equity holders of the Parent		1,026	8,629
Attributable to non-controlling interests		116	2,298
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.16	1.44
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 4

Condensed Consolidated Interim Financial Statements 2022

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2022	January - June 2021
Profit for the period	1,142	10,927
Other comprehensive (loss) income	2,761	4,411
(Losses) gains from financial assets measured at Fair value through comprehensive income	(3)	1
Income tax impact	1	—
	(2)	1
Gains (losses) on hedges	1,110	509
Income tax impact	(286)	(121)
Reclassification of (gains) losses included in the income statement	(900)	(1,353)
Income tax impact	224	337
	148	(628)
(Losses) gains on hedges costs	(46)	105
Income tax impact	11	(26)
Reclassification of (gains) losses included in the income statement	(5)	(5)
Income tax impact	1	1
	(39)	75
Share of gains (losses) recognized directly in equity of associates and others	51	5
Income tax impact	—	—
	51	5
Translation differences	2,422	4,465
Total other comprehensive income (loss) recognized in the period (Items that may be reclassified subsequently to profit or loss)	2,580	3,918
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	220	58
Income tax impact	(70)	(15)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	392
	150	435
(Losses) gains from financial assets measured at Fair value through comprehensive income	(30)	60
Income tax impact	—	(2)
Reclassification to reserve of gains (losses) from financial assets measured at Fair value through comprehensive income	71	—
	41	58
Share of gains (losses) recognized directly in equity of associates	(10)	—
	(10)	—
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	181	493
Total comprehensive income (loss) recognized in the period	3,903	15,338
Attributable to:
Equity holders of the parent and other holders of equity instruments	3,217	12,830
Non-controlling interests	686	2,508
	3,903	15,338
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 5

Condensed Consolidated Interim Financial Statements 2022

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Profit for the year	—	—	—	—	—	1,026	—	—	—	—	1,026	116	1,142
Other comprehensive income (loss) for the year	—	—	—	—	—	104	39	161	3	1,884	2,191	570	2,761
Total comprehensive income (loss) for the year	—	—	—	—	—	1,130	39	161	3	1,884	3,217	686	3,903
Dividends and distribution of profit (Note 11)	135	—	—	—	21	(369)	—	—	—	—	(213)	(309)	(522)
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(108)	—	—	(12)	—	—	—	—	(120)	—	(120)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(64)	—	—	—	—	(64)	(78)	(142)
Undated deeply subordinated securities (Note 11)	—	—	—	—	—	(132)	—	—	—	—	(132)	—	(132)
Other movements	—	—	—	—	—	14	—	—	—	—	14	—	14
Financial position at June 30, 2022	5,775	3,824	(107)	7,550	1,059	26,658	(508)	599	67	(20,008)	24,909	6,776	31,685
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 6

Condensed Consolidated Interim Financial Statements 2022

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year	—	—	—	—	—	8,629	—	—	—	—	8,629	2,298	10,927
Other comprehensive income (loss) for the year	—	—	—	—	—	426	59	(641)	80	4,277	4,201	210	4,411
Total comprehensive income (loss) for the year	—	—	—	—	—	9,055	59	(641)	80	4,277	12,830	2,508	15,338
Dividends and distribution of profit (Note 11)	195	—	—	—	—	(503)	—	—	—	—	(308)	(282)	(590)
Capital reduction	(83)	(305)	388	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(79)	—	—	(11)	—	—	—	—	(90)	—	(90)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(382)	—	—	—	—	(382)	(15)	(397)
Undated deeply subordinated securities	—	—	—	242	—	(164)	—	—	—	—	78	—	78
Other movements	—	—	—	—	—	(1)	—	—	—	—	(1)	1	—
Financial position at June 30, 2021	5,638	4,233	(167)	7,792	1,038	27,040	(538)	6	23	(21,703)	23,362	9,237	32,599
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 7

Condensed Consolidated Interim Financial Statements 2022
Telefónica Group
Consolidated statements of cash flows

Millions of euros	January - June 2022	January - June 2021
Cash received from operations	23,208	24,368
Cash paid from operations	(17,463)	(18,238)
Net payments of interest and other financial expenses net of dividends received	(738)	(777)
Taxes (paid)/proceeds	(268)	(241)
Net cash flow provided by operating activities	4,739	5,112
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(2,632)	(3,550)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	135	13,514
Payments on investments in companies, net of cash and cash equivalents acquired	(1,511)	(328)
Proceeds on financial investments not included under cash equivalents	1,513	607
Payments on financial investments not included under cash equivalents	(771)	(1,026)
Proceeds/(payments) on placements of cash surpluses not included under cash equivalents	1,638	(607)
Net cash flow used in investing activities	(1,628)	8,610
Dividends paid	(388)	(498)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(226)	(112)
Operations with other equity holders	(175)	19
Proceeds on issuance of debentures and bonds, and other debts	1,100	152
Proceeds on loans, borrowings and promissory notes	300	2,028
Repayments of debentures and bonds, and other debts	(1,993)	(3,353)
Repayments of loans, borrowings and promissory notes	(2,656)	(1,907)
Lease principal payments (Note 21)	(1,011)	(916)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 16)	(490)	(124)
Net cash used in financing activities	(5,539)	(4,711)
Effect of changes in exchange rates	235	(74)
Cash reclassified to assets held for sale	—	(7)
Effect of changes in consolidation methods and others	(2)	(12)
Net increase (decrease) in cash and cash equivalents during the period	(2,195)	8,918
CASH AND CASH EQUIVALENTS AT JANUARY 1	8,580	5,604
CASH AND CASH EQUIVALENTS AT JUNE 30	6,385	14,522
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	8,580	5,604
Cash on hand and at banks	7,353	4,600
Other cash equivalents	1,227	1,004
BALANCE AT JUNE 30	6,385	14,522
Cash on hand and at banks	5,559	12,953
Other cash equivalents	826	1,569
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 8

Condensed Consolidated Interim Financial Statements 2022
Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2022

Telefónica, S.A. 9

Condensed Consolidated Interim Financial Statements 2022

Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter “Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2022 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2021.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 27, 2022.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2022 and 2021, except in the consolidated statement of financial position, which compares information at June 30, 2022 and at December 31, 2021.
The main changes in the consolidation scope are described in Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd. (VMO2).
Telefonica United Kingdom, which was fully consolidated within the Group, was excluded from the

Telefónica, S.A. 10

Condensed Consolidated Interim Financial Statements 2022
scope of consolidation from June 1, 2021 (see Note 4). From that date, VMO2 is registered under the equity method (see notes 4 and 9).
The constitution of the joint venture provided Telefónica with 5,439 million pounds sterling of funds in the first half of 2021 (equivalent to 6,307 million euros at the transaction day), of which 2,686 million pounds corresponded to the cash payment to Telefónica to equalise ownership in the joint venture (before post-completion adjustments in the second half of 2021) and 2,754 million pounds corresponded to proceeds from recapitalisation.
As a consequence of this transaction, the Group recognized a gain amounting to 4,434 million euros in “Other income” (see Note 23) of the consolidated income statement for the first half of 2021.
In addition, in the first half of 2021 the accumulated actuarial losses of Telefonica United Kingdom amounting to 392 million euros were reclassified to retained earnings, with no effect in equity.
Agreement between Telxius Telecom and American Tower Corporation for the sale of its telecommunications towers divisions in Europe and Latin America
On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
The agreement established the sale of approximately 30,722 telecommunication tower sites and comprised two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business). The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, both the towers acquired in the first phase on September 1, 2020 as well as the towers that were acquired in the second phase in August 2021 (4,080 sites sold to ATC in the second half of 2021).
The closing of the transactions took place in June 2021 following regulatory approvals.
These transactions generated a gain of 5,761 million euros registered in "Other income" (see Note 23) of the consolidated income statement for the first half of 2021. The result of this transaction attributed to non-controlling interests of Telxius amounted to 2,166 million euros (see Note 11).
Acquisition of mobile assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, in accordance with the segregation plan stated in the Oi Agreement (see Note 26).
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an approximate amount of 5,373 million Brazilian reais, having paid, on such day, the amount of 4,885 million Brazilian reais. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the Oi Agreement. The total consideration also includes 110 million Brazilian reais subject to the fulfilment of certain targets. Thus, the total consideration transferred amounted to 5,483 million Brazilian reais (1,091 million euros at the date of the closing of the transaction).
At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The fair value assigned to Oi's licenses amounts to 506 million euros. The preliminary goodwill amounts to 696 million euros (see Note 5).
Exchange rates evolution

Variation of average exchange rate versus euro
	First half (2021 vs 2020)	First half (2022 vs 2021)
Brazilian real	(17.5%)	17.4%
Pound sterling	0.7%	3.1%
New peruvian sol	(16.2%)	8.9%
Chilean peso	3.1%	(3.8%)
Colombian peso	(7.3%)	2.2%
Mexican peso	(2.8%)	9.8%

Variation of closing exchange rate versus euro
	06/30/21 vs 12/31/20	06/30/22 vs 12/31/21
Brazilian real	7.2%	16.1%
Pound sterling	4.7%	(2.1%)
New peruvian sol	(3.2%)	13.6%
Chilean peso	0.8%	(1.2%)
Colombian peso	(5.5%)	4.5%
Mexican peso	3.2%	10.8%

In the first half of 2022, there was a positive impact on Equity attributable to equity holders of the Parent

Telefónica, S.A. 11

Condensed Consolidated Interim Financial Statements 2022
Company for translation differences amounting to 1,884 million euros (see Note 11), mainly due to the appreciation of the Brazilian real.
Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
After the implementation of IFRS 16 Leases in 2019, most of the lease expenses that affected OIBDA until 2018 affect instead depreciation and amortization and net financial expenses, resulting in higher reported OIBDA under IFRS 16, which is therefore not directly comparable with OIBDA for the years before 2019.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the six-months periods ended June 30, 2022 and 2021:

Millions of euros	January - June 2022	January - June 2021
Operating Income Before Depreciation and Amortization (OIBDA)	6,345	16,886
Depreciation and amortization	(4,336)	(4,139)
Operating income	2,009	12,747
The OIBDA of "Other companies" for the first half of 2021 includes the gains from the sale of the tower divisions of Telxius, amounting to 5,761 million euros and from the establishment of VMED O2 UK Ltd, amounting to 4,434 million euros explained above.
The following table presents the reconciliation of OIBDA to operating income for each business segment for the six-months periods ended June 30, 2022 and 2021:

January - June 2022
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,254	1,247	1,714	1,094	78	(42)	6,345
Depreciation and amortization	(1,075)	(1,131)	(1,133)	(922)	(94)	19	(4,336)
Operating income	1,179	116	581	172	(16)	(23)	2,009

January - June 2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,352	919	1,172	1,479	769	10,382	(187)	16,886
Depreciation and amortization	(1,071)	—	(1,192)	(927)	(984)	(128)	163	(4,139)
Operating income	1,281	919	(20)	552	(215)	10,254	(24)	12,747

Telefónica, S.A. 12

Condensed Consolidated Interim Financial Statements 2022

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Furthermore, the Group management uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by the revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated:

Millions of euros	January-June 2022	January-June 2021
Operating income	2,009	12,747
Depreciation and amortization	(4,336)	(4,139)
OIBDA	6,345	16,886
Capital expenditures in intangibles assets (Note 6)	(716)	(1,271)
Capital expenditures in property, plant and equipment (Note 8)	(1,766)	(2,129)
CapEx	(2,482)	(3,400)
OIBDA-CapEx	3,863	13,486
Spectrum acquisitions (Note 6)	132	674
OIBDA-CapEx excluding spectrum acquisitions	3,995	14,160
Debt indicators
As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
iii. financial liabilities included in "Liabilities associated with non-current assets held for sale".
(B) subtracting the following amounts from the resulting amount of the preceding step:
i. cash and cash equivalents,
ii. other current financial assets (which include short-term derivatives),
iii. cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale",
iv. the positive mark-to-market value of derivatives with a maturity beyond one year,
v. other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position), and
vi. mark-to-market adjustment by cash flow hedging activities related to debt.
With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
The indicator net financial debt plus leases is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those

Telefónica, S.A. 13

Condensed Consolidated Interim Financial Statements 2022
commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of June 30, 2022 and December 31, 2021 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	06/30/2022	12/31/2021
Non-current financial liabilities	34,914	35,290
Current financial liabilities	5,387	7,005
Gross financial debt (Note 16)	40,301	42,295
Cash and cash equivalents	(6,385)	(8,580)
Other assets included in "Other current financial assets"	(2,659)	(3,823)
Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale"	—	(7)
Positive mark-to-market value of long-term derivative instruments (notes 12 and 17)	(2,780)	(2,772)
Other liabilities included in "Payables and other non-current liabilities"	1,397	933
Other liabilities included in "Payables and other current liabilities"	183	455
Other assets included in "Financial assets and other non-current assets"	(1,799)	(1,808)
Other assets included in "Receivables and other current assets"	(352)	(468)
Other current assets included in "Tax receivables"	(120)	(250)
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	—	35
Mark-to-market adjustment by cash flow hedging activities related to debt	1,031	22
Net financial debt	28,817	26,032
Lease liabilities	8,683	8,080
Net financial debt plus leases	37,500	34,112
Gross commitments related to employee benefits	5,441	6,337
Value of associated long-term assets	(95)	(94)
Tax benefits	(1,395)	(1,626)
Net commitments related to employee benefits	3,951	4,617
Net financial debt plus commitments	32,768	30,649
Net financial debt plus leases plus commitments (*)	41,451	38,729
(*) Includes assets and liabilities considered to be "net financial debt plus leases plus commitments" for companies classified as held for sale (see Note 27).
As explained above, Telefonica United Kingdom, which was fully consolidated within the Group, is excluded from the scope of consolidation from June 1, 2021. From that date, VMED O2 UK Ltd is registered under the equity method. As a consequence, the net financial debt of VMED O2 UK Ltd is not consolidated in the Group's net financial debt. Note 9 to these financial statements provides a breakdown of the main items in the statement of financial position of VMED O2 UK Ltd as at June 30, 2022 and December 31, 2021.

Telefónica, S.A. 14

Condensed Consolidated Interim Financial Statements 2022
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants and deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows (see Note 25) and the free cash flow for the six-months periods ended June 30, 2022 and 2021:

Millions of euros	January - June 2022	January - June 2021
Net cash flow provided by operating activities (Note 25)	4,739	5,112
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 25)	(2,632)	(3,550)
Dividends paid to minority shareholders (Note 25)	(170)	(181)
Payments related to cancellation of commitments related to employee benefits (Note 25)	443	466
Payments of financed spectrum without explicit interest (Note 25)	(21)	(21)
Free cash flow excluding lease principal payments	2,359	1,826
Lease principal payments (notes 21 and 25)	(1,011)	(916)
Free cash flow	1,348	910

Telefónica, S.A. 15

Condensed Consolidated Interim Financial Statements 2022

Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2022 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2021, except for the following new standards and amendments to standards published by the International Accounting Standards Board (IASB) and endorsed by the EU for use in Europe, which are effective for annual periods beginning on or after January 1, 2022.
The application of these amendments for the current reporting period did not have a significant impact on the interim condensed consolidated financial statements of the Group. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amendments.
Onerous Contracts: Costs of Fulfilling a Contract - Amendments to IAS 37
The amendments to IAS 37 clarify that when assessing whether a contract is onerous, an entity needs to include all unavoidable costs that relate directly to a contract, including both incremental costs and an allocation of costs directly related to fulfilling contract activities. The Group applied the amendments to the contracts for which it had not fulfilled all of its obligations at the beginning of the reporting period.
Reference to the Conceptual Framework – Amendments to IFRS 3
Minor amendments were made to update the references to the Conceptual Framework for Financial Reporting and to add an exception to the recognition principle in IFRS 3 Business Combinations regarding liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments to IFRS 3 also clarify that contingent assets do not qualify for recognition at the acquisition date.
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while the entity is preparing the asset for its intended use (including while assessing technical and physical performance of the asset). Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.
Annual improvements to IFRS Standards 2018-2020
As part of the annual improvements finalised in May 2020, IFRS 9 Financial Instruments was amended to clarify which fees should an entity include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

Telefónica, S.A. 16

Condensed Consolidated Interim Financial Statements 2022
New standards and amendments to standards issued but not effective as of June 30, 2022
At the date of preparation of the interim consolidated financial statements, the following IFRSs and amendments had been published by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current and Non-Current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 1	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023
Amendments to IAS 12	Deferred Taxes related to Assets and Liabilities arising from a Single Transaction	1 January 2023
Based on the analyses conducted to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application, although the Group is currently assessing whether there are any contracts that meet the definition of insurance contracts and therefore could be affected by the future adoption of IFRS 17 Insurance Contracts.

Telefónica, S.A. 17

Condensed Consolidated Interim Financial Statements 2022
Note 4. Segment information
In 2022 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (accounted for under the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, the Telefónica Group changed its reporting segments as follows:
(i) On June 1, 2021, upon the establishment of the 50:50 joint venture with Liberty Global (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the VMO2 segment (see notes 2 and 9). The results of the first half of 2021 include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMO2 from June 1 to June 30 (see Note 9). The gain registered on the establishment of the VMED O2 UK Ltd, amounting to 4,434 million euros (see notes 2 and 23), are recorded in "Other companies".
(ii) The Telxius Group ceased to be a reporting segment in 2021 as a result of the sale of the telecommunications towers divisions in Europe and Latin America (see Note 2). The Telxius Group’s results are included in "Other companies" as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 5,761 million euros (see notes 2 and 23).
The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out at market prices.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies", which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments. The Incremental and BE-Terna groups, acquired by Telefónica Tech in the first half of 2022 (see Note 5), are reported within "Other companies".

The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in "Other companies", so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities is included under "Other companies". For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

Telefónica, S.A. 18

Condensed Consolidated Interim Financial Statements 2022

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see
Notes 6 and 8) and acquisitions of rights of use (see Note 21) of the fully consolidated reportable segments:

January - June 2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,164	—	3,949	4,199	4,526	1,499	(887)	19,450
External revenues	6,053	—	3,938	4,191	4,471	799	(2)	19,450
Inter-segment revenues	111	—	11	8	55	700	(885)	—
Other operating income and expenses	(3,910)	—	(2,702)	(2,485)	(3,432)	(1,421)	845	(13,105)
OIBDA	2,254	—	1,247	1,714	1,094	78	(42)	6,345
Depreciation and amortization	(1,075)	—	(1,131)	(1,133)	(922)	(94)	19	(4,336)
Operating income	1,179	—	116	581	172	(16)	(23)	2,009
Share of (loss) income of investments accounted for by the equity method	—	138	—	—	(4)	(29)	—	105
Capital expenditures (CapEx)	642	—	556	809	429	45	1	2,482
Acquisitions of rights of use	187	—	340	321	264	7	7	1,126

January - June 2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom (1)	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,095	2,628	—	3,743	3,318	3,945	1,547	(971)	20,305
External revenues	5,968	2,609	—	3,731	3,310	3,895	798	(6)	20,305
Inter-segment revenues	127	19	—	12	8	50	749	(965)	—
Other operating income and expenses	(3,743)	(1,709)	—	(2,571)	(1,839)	(3,176)	8,835	784	(3,419)
OIBDA	2,352	919	—	1,172	1,479	769	10,382	(187)	16,886
Depreciation and amortization	(1,071)	—	—	(1,192)	(927)	(984)	(128)	163	(4,139)
Operating income	1,281	919	—	(20)	552	(215)	10,254	(24)	12,747
Share of (loss) income of investments accounted for by the equity method	—	—	(65)	—	—	(1)	(2)	—	(68)
Capital expenditures (CapEx)	720	933	—	508	647	501	107	(16)	3,400
Acquisitions of rights of use	283	389	—	532	260	122	93	(251)	1,428
(1) On June 1, 2021 Telefónica United Kingdom was excluded from the scope of consolidation (see Note 2).

Telefónica, S.A. 19

Condensed Consolidated Interim Financial Statements 2022

The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK Ltd since its constitution on June 1, 2021 (see Note 2) until June 30, 2022. VMED O2 UK Ltd is a joint venture 50% owned by Telefónica and Liberty Group and is recorded under the equity method (see Note 9). The tables below show the information of the joint venture at 100%.

VMO2
Millions of euros	January-June, 2022	June 1 to June 30, 2021
Revenues	5,996	993
Other operating income and expenses	(3,771)	(640)
OIBDA	2,225	353
Depreciation and amortization	(2,065)	(345)
Operating income	160	8
Share of income (loss) of investments accounted for by the equity method	1	—
Financial income	9	2
Financial expenses	(457)	(66)
Exchange rate differences and change in fair value of derivatives	523	(84)
Net financial expense	75	(148)
Result before taxation	236	(140)
Taxes	(41)	9
Result for the period (100% VMO2)	195	(131)
50% attributable to Telefónica Group	97	(65)
Share-based compensation	8	—
Other adjustments	33	—
Share of income (loss) of investments accounted for by the equity method	138	(65)
Capital expenditures (CapEx) (100% VMO2)	1,270	188
Acquisitions of rights of use (100% VMO2)	64	—

Telefónica, S.A. 20

Condensed Consolidated Interim Financial Statements 2022

The segmentation of assets and liabilities of the reportable segments is as follows:

June 2022
Millions of euros	Telefónica Spain	VMO2(1)	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,246	—	11,762	18,580	8,120	2,207	(9)	54,906
Rights of use	1,419	—	3,360	2,140	1,196	105	(48)	8,172
Investments accounted for by the equity method	263	11,874	—	—	164	360	—	12,661
Financial assets and other non-currents assets	701	—	861	1,113	1,532	7,079	(3,405)	7,881
Deferred tax assets	2,151	—	415	539	660	1,648	—	5,413
Other current financial assets	40	—	53	57	565	7,059	(5,105)	2,669
Non-current assets and disposal groups classified as held for sale	—	—	—	—	39	—	—	39
Total allocated assets	24,958	11,874	18,965	25,677	16,902	26,344	(13,579)	111,141
Non-current financial liabilities	736	—	1,552	207	2,820	30,620	(1,021)	34,914
Non-current lease liabilities	1,050	—	2,703	1,692	1,278	55	(24)	6,754
Deferred tax liabilities	103	—	272	1,143	750	812	—	3,080
Current financial liabilities	2,150	—	133	139	4,053	7,693	(8,781)	5,387
Current lease liabilities	382	—	563	605	413	19	(18)	1,964
Liabilities associated with non-current assets held for sale	—	—	—	—	—	—	—	—
Total allocated liabilities	16,065	—	10,149	9,939	14,148	42,494	(13,339)	79,456
(1) The detail of assets and liabilities of VMO2 is detailed in a later table in this note.

Telefónica, S.A. 21

Condensed Consolidated Interim Financial Statements 2022

December 2021
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,499	—	12,124	15,056	7,637	1,667	(14)	50,969
Rights of use	1,433	—	3,349	1,701	1,064	99	(67)	7,579
Investments accounted for by the equity method	263	12,129	—	—	128	253	—	12,773
Financial assets and other non-currents assets	549	—	883	888	1,001	7,428	(3,402)	7,347
Deferred tax assets	2,345	—	433	454	713	1,671	—	5,616
Other current financial assets	40	—	70	56	838	8,379	(5,548)	3,835
Non-current assets and disposal groups held for sale	—	—	—	—	102	256	—	358
Total allocated assets	24,971	12,129	19,953	21,461	15,628	29,544	(14,473)	109,213
Non-current financial liabilities	2,140	—	1,627	11	2,778	31,288	(2,554)	35,290
Non-current lease liabilities	1,082	—	2,781	1,317	1,192	55	(36)	6,391
Deferred tax liabilities	119	—	291	1,040	594	558	—	2,602
Current financial liabilities	1,019	—	89	199	4,620	9,669	(8,591)	7,005
Current lease liabilities	378	—	548	460	295	14	(16)	1,679
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	134	—	134
Total allocated liabilities	17,042	—	10,819	7,600	14,306	45,129	(14,367)	80,529

Telefónica, S.A. 22

Condensed Consolidated Interim Financial Statements 2022

The detail of assets and liabilities of VMED O2 UK Ltd as of June 30, 2021 is as follows (amounts corresponding to 100% of the company, see Note 9):

VMO2
Millions of euros	06/30/2022	12/31/2021
Fixed assets	44,671	46,258
Rights of use	968	1,058
Financial assets and other non-currents assets	2,489	1,348
Deferred tax assets	67	115
Other current financial assets	287	214
Total assets	51,939	52,333
Non-current financial liabilities	19,658	19,185
Non-current lease liabilities	774	885
Deferred tax liabilities	6	9
Current financial liabilities	2,963	2,841
Current lease liabilities	230	219
Total liabilities	28,315	28,198

Telefónica, S.A. 23

Condensed Consolidated Interim Financial Statements 2022

The detail of revenues of the fully consolidated reportable segments is as follows:

Millions of euros	January - June 2022				January - June 2021
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
T. Spain (1)				6,164				6,095
T. United Kingdom (2)	—	—	—	—	95	2,533	—	2,628
T. Germany	399	3,540	10	3,949	400	3,342	1	3,743
T. Brazil	1,357	2,842	—	4,199	1,136	2,182	—	3,318
T. Hispam	1,582	2,944	—	4,526	1,363	2,574	8	3,945
Other and inter-segment eliminations			612	612			576	576
Total Group				19,450				20,305
(1) The detail of revenues for Telefónica Spain is shown in the table below.
(2) On June 1, 2021 Telefónica United Kingdom is excluded from the scope of consolidation (see Note 2).

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2022	January - June 2021
Mobile handset sale	283	154
Ex-Mobile handset sale	5,881	5,941
Retailers	4,772	4,827
Wholesalers and others	1,109	1,114
Total	6,164	6,095

Telefónica, S.A. 24

Condensed Consolidated Interim Financial Statements 2022

Note 5. Business combinations
Acquisition of mobile assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, in accordance with the segregation plan stated in the Oi Agreement (see Note 26).
The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:
•Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;
•Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and
•Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).
This transaction brings benefits to the Brazilian telecommunications sector, expanding the capacity to make investments and create technological innovations in a sustainable and rational manner, contributing to the digitalization of the country through the construction and expansion of networks in cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and quality to users. In addition, the transaction has the potential to generate synergies for the Company, through the optimization of operating costs and efficient allocation of investments due to the integration of the incorporated assets.
At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill (which once the adjustment and review process is completed could be used for tax purposes):

Millions of euros
Consideration	1,091
Intangible assets
Licenses	506
Customer relationships	22
Property, plant and equipment	29
Rights of use	129
Deferred tax assets	53
Trade receivables	79
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(142)
Trade payables	(24)
Provisions	(245)
Other liabilities	(55)
Fair value of net assets	395
Preliminary goodwill (Note 7)	696
The fair value of the licenses has been determined using the discounted cash flow method of the Income Approach, which considers the earning capacity of the asset. The amortization period of the licenses ranges from 5 to 15 years (average period of 10.04 years).
The fair value of trade receivables amounts to 79 million euros, which does not differ from the book value consisting of a gross amount of 81 million euros, net of estimated impairment losses of 2 million euros.
At the acquisition date, contingent liabilities have been recognized at fair value in the amount of 90 million euros.
The contribution of Garliava since its inclusion in the scope of consolidation and until June 30, 2022 was 68 million euros in revenues and 3 million euros in profit for the period.
Acquisition of Incremental
On March 21, 2022, Telefónica Tech completed the acquisition of 100% of the shares of the British group Incremental, one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.

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Condensed Consolidated Interim Financial Statements 2022

With this new acquisition, Telefónica Tech significantly increases its scale and competencies in Microsoft technologies, making it one of Microsoft's largest business partners in the UK.
At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill:

Millions of euros
Share purchase price	104
Payment obligations cancelled	91
Total	195
Intangible assets
Customer relationships	23
Other intangible assets	1
Property, plant and equipment	1
Rights of use	1
Accounts receivable	11
Other assets	1
Cash and cash equivalents	9
Lease liabilities	(2)
Accounts payable	(3)
Deferred tax liabilities	(6)
Other liabilities	(10)
Fair value of net assets	26
Preliminary goodwill (Note 7)	169
Acquisition of BE-Terna
On June 9, 2022, Telefónica Tech completed the acquisition of 100% of the shares of the German group BE-Terna, for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.
BE-Terna currently has a highly qualified team of more than 1,000 employees in 28 locations in Germany, Austria, Switzerland, the Adriatic region and the Nordic countries, among other markets. With this new acquisition, Telefónica Tech significantly enriches its geographic scale and its professional and managed services capabilities across Europe.
At the date of preparation of these consolidated financial statements, the purchase price allocation is in the process of being determined. The analysis is expected to be completed in the next few months, within the twelve-month period from the date of acquisition established in the standard. The following table presents the consideration, the preliminary book values of assets and liabilities at the date of entry in the scope of consolidation and the preliminary goodwill recorded in the consolidated statement of financial position as of June 30, 2022:

Millions of euros
Share purchase price	191
Payment obligations cancelled	162
Total	353
Property, plant and equipment	6
Rights of use	4
Accounts receivable	15
Other assets	12
Cash and cash equivalents	18
Lease liabilities	(4)
Trade payables	(12)
Deferred tax liabilities	(3)
Current tax payables	(6)
Other liabilities	(14)
Accounting value of net assets	16
Preliminary goodwill (Note 7)	337

Telefónica, S.A. 26

Condensed Consolidated Interim Financial Statements 2022

Note 6. Intangible assets
The composition and movements in "intangible assets" in the first half of 2022 and 2021 are as follows:

January-June 2022
Millions of euros	Balance at 12/31/2021	Additions	Amortization	Transfers and others	Translation differences and hyperinflation adjustments	Business acquisitions	Balance at 06/30/2022
Service concession arrangements and licenses	7,328	132	(414)	—	497	506	8,049
Software	2,494	189	(664)	481	149	—	2,649
Customer base	971	—	(175)	2	5	45	848
Trademarks	276	—	(17)	1	21	1	282
Other intangible assets	42	13	(12)	1	1	—	45
Intangible assets in process	614	382	—	(434)	23	—	585
Total intangible assets	11,725	716	(1,282)	51	696	552	12,458

January-June 2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2021
Service concession arrangements and licenses	6,573	159	(359)	—	228	149	6,750
Software	2,380	243	(610)	(1)	407	55	2,474
Customer base	1,238	—	(183)	—	—	5	1,060
Trademarks	512	—	(23)	(207)	—	17	299
Other intangible assets	51	7	(8)	—	(3)	—	47
Intangible assets in process	734	294	—	(4)	(544)	5	485
Total intangible assets	11,488	703	(1,183)	(212)	88	231	11,115
(1) Total additions of intangible assets until 06/30/2021, amounted to 1,271 million euros, including the additions corresponding to companies held for sale and sold companies during the first half of 2021 (see Note 2).

Telefónica, S.A. 27

Condensed Consolidated Interim Financial Statements 2022

The gross cost, accumulated amortization and impairment losses of intangible assets in the first half of 2022 and December 31, 2021 are as follows:

Balance at 06/30/2022
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,182	(7,986)	(147)	8,049
Software	16,674	(14,013)	(12)	2,649
Customer base	5,055	(4,207)	—	848
Trademarks	951	(669)	—	282
Other intangible assets	869	(824)	—	45
Intangible assets in process	585	—	—	585
Total intangible assets	40,316	(27,699)	(159)	12,458

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	14,456	(7,007)	(121)	7,328
Software	15,442	(12,938)	(10)	2,494
Customer base	4,888	(3,917)	—	971
Trademarks	901	(625)	—	276
Other intangible assets	910	(868)	—	42
Intangible assets in process	614	—	—	614
Total intangible assets	37,211	(25,355)	(131)	11,725
"Additions" of spectrum in the first half of 2022 amounted to 132 million euros, mainly corresponding to the renewal of 15 MHz of spectrum in the 1900 MHz band by Colombia Telecomunicaciones (see Appendix II) recorded in the first half of 2022 in the amount of 130 million euros. As of June 30, 2022, this amount was pending payment (see notes 18 and 19).
CapEx additions by segment are detailed in Note 4.
"Business acquisitions" in the first half of 2022 corresponds mainly to the acquisition of the intangible assets of Oi, amounting to 528 million euros (see notes 2, 5 and 26).

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Condensed Consolidated Interim Financial Statements 2022

Note 7. Goodwill
The movement in goodwill assigned to each Group segment was as follows:

January-June 2022
Millions of euros	Balance at 12/31/2021	Additions	Transfers	Exchange rate impact	Balance at 06/30/2022
Telefónica Spain	4,291	—	—	—	4,291
Telefónica Brazil	6,278	696	—	959	7,933
Telefónica Germany	4,386	—	—	—	4,386
Telefónica Hispam	1,166	—	—	49	1,215
Others	398	515	(5)	(8)	900
Total	16,519	1,211	(5)	1,000	18,725

January-June 2021
Millions of euros	Balance at 12/31/2020	Additions	Transfers	Exchange rate impact and other	Balance at 06/30/2021
Telefónica Spain	4,299	—	(8)	—	4,291
Telefónica Brazil	6,258	—	(36)	448	6,670
Telefónica Germany	4,558	—	(171)	—	4,387
Telefónica Hispam	1,778	—	(145)	(19)	1,614
Others	151	8	—	3	162
Total	17,044	8	(360)	432	17,124
Additions of Telefónica Brazil in the first half of 2022 corresponds to the preliminary goodwill from acquisition of the assets of the mobile business of Oi Group (see notes 2 and 5).
Additions in the first half of 2022 also include the preliminary goodwill of Incremental and BE-Terna, amounting to 169 million euros and 337 million euros, respectively (see Note 5).
The goodwill assigned to the second phase of the contract dated June 8, 2020 between Telefónica Germany and Telxius was transferred to Non-current assets held for sale in the first half of 2021. The sites corresponding to this phase were sold to ATC in the second half of 2021 (see Note 2).
The amount under "Transfers" of Telefónica Hispam in the first half of 2021 corresponded to the goodwill assigned to the agreement for the sale of 60% of InfraCo, SpA by Telefónica Chile, that was transferred to Non-current assets held for sale.
The amount under "Transfers" of Telefónica Brasil in the first half of 2021 corresponded to the goodwill assigned to the agreement with Caisse de dépôt et placement du Québec, for the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, through a joint venture.
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

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Condensed Consolidated Interim Financial Statements 2022

Millions of euros	06/30/2022	12/31/2021
Telefónica Spain	4,291	4,291
Telefónica Brazil	7,933	6,278
Telefónica Germany	4,386	4,386
Telefónica Hispam	1,215	1,166
Colombia	161	154
Ecuador	141	129
Chile	615	622
Peru	271	239
Uruguay	24	20
Others T. Hispam	3	2
Others	900	398
TOTAL	18,725	16,519
"Others" at June 30, 2022 mainly includes the preliminary goodwill from the acquisitions of Incremental and BE-Terna explained above (see Note 5), and the goodwill generated on the acquisition of Cancom Ltd in July 2021 (277 million euros at June 30, 2022).

Telefónica, S.A. 30

Condensed Consolidated Interim Financial Statements 2022

Note 8. Property, plant and equipment
The composition and movements in "Property, plant and equipment" in the first half of 2022 and 2021 are as follows:

January-June 2022
Millions of euros	Balance at 12/31/2021	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business acquisitions	Balance at 06/30/2022
Land and buildings	2,660	5	(110)	(13)	28	123	5	2,698
Plant and machinery	17,752	556	(1,839)	(7)	717	1,156	27	18,362
Furniture, tools and other items	552	31	(102)	—	33	40	3	557
PP&E in progress	1,761	1,174	—	(10)	(924)	104	1	2,106
Total PP&E	22,725	1,766	(2,051)	(30)	(146)	1,423	36	23,723

January-June 2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2021
Land and buildings	2,829	6	(130)	(13)	(115)	37	2,614
Plant and machinery	18,676	529	(1,978)	(19)	910	389	18,507
Furniture, tools and other items	623	24	(115)	(3)	51	13	593
PP&E in progress	1,641	1,171	—	(3)	(1,386)	26	1,449
Total PP&E	23,769	1,730	(2,223)	(38)	(540)	465	23,163
(1) Total additions of property, plant and equipment until 06/30/2021, amounted to 2,129 million euros, including the additions corresponding to companies held for sale and sold companies during the first half of 2021 (see Note 2).

Telefónica, S.A. 31

Condensed Consolidated Interim Financial Statements 2022

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment in the first half of 2022 and December 31, 2021 are as follows:

Balance at June 30, 2022
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,138	(6,371)	(69)	2,698
Plant and machinery	93,054	(74,319)	(373)	18,362
Furniture, tools and other items	5,120	(4,549)	(14)	557
PP&E in progress	2,119	—	(13)	2,106
Total PP&E	109,431	(85,239)	(469)	23,723

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,624	(5,905)	(59)	2,660
Plant and machinery	86,779	(68,713)	(314)	17,752
Furniture, tools and other items	4,697	(4,133)	(12)	552
PP&E in progress	1,774	—	(13)	1,761
Total PP&E	101,874	(78,751)	(398)	22,725
"Business acquisitions" in the first half of 2022 correspond mainly to the acquisition of property, plant and equipment assets of Oi, amounting to 29 million euros (see Notes 2, 5 and 26).
"Transfers and others" in 2021 mainly included the transfers to "Non-current assets and disposal groups held for sale" of property, plant and equipment amounting to 395 million euros, mainly due to the assets of the telecommunications towers division and the asset of Telefónica Chile for the operation of InfraCo, SpA.
"Additions" of CapEx by segment are detailed in Note 4.

Telefónica, S.A. 32

Condensed Consolidated Interim Financial Statements 2022

Note 9. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		06/30/2022	12/31/2021	January - June 2022	January - June 2021
VMED O2 UK Ltd	50%	11,874	12,129	138	(65)
Movistar Prosegur Alarmas	50%	263	263	—	—
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	78	68	(3)	—
Unsere Grüne Glasfaser	50%	110	53	(33)	(7)
Adquira España, S.A.	44.44%	4	4	—	—
Other companies		9	9	1	—
Joint ventures		12,338	12,526	103	(72)
Nabiax	20%	122	81	1	—
Infraco SpA	40%	77	76	(1)	—
Alamo HoldCo, S.L.	40%	29	—	(1)	—
Internet para todos S.A.C.	54.67%	58	52	(2)	(1)
Telefónica Factoring España, S.A.	50%	6	7	2	2
Telefónica Factoring do Brasil, Ltda.	50%	2	3	1	1
Telefónica Factoring Peru, S.A.C.	50%	2	3	—	1
Telefónica Factoring Colombia, S.A.	50%	1	2	—	—
Telefónica Factoring México,S.A.de C.V.	50%	1	1	—	—
Telefónica Factoring Chile, SpA.	50%	—	1	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	19	19	2	1
Movistar Consumer Finance Colombia SAS	50%	3	1	(1)	—
Other companies		3	1	1	—
Associates		323	247	2	4
Total		12,661	12,773	105	(68)

Telefónica, S.A. 33

Condensed Consolidated Interim Financial Statements 2022

The detail of the movement in investments accounted for by the equity method in the first six months of 2022 and 2021 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2021	12,773
Additions	112
Translation differences and other comprehensive income (loss)	(170)
Income (loss)	105
Dividends	(159)
Balance at 06/30/2022	12,661

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2020	427
Additions	11,991
Disposals	(5)
Translation differences and other comprehensive income (loss)	69
Income (loss)	(68)
Dividends	(6)
Transfers and others	(2)
Balance at 06/30/2021	12,406
On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfilment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S. (see Note 27). The gain included in "Other income" in the consolidated income statement of the first half of 2022 amounted to 183 million euros (see Note 23). Additions in the first half of 2022 include the fair value assigned to the 40% of the investment in Álamo HoldCo, S.L. amounting to 28 million euros.
On 24 May, 2022, Telefónica Infra, S.L. achieved a 20% stake in Daytona Midco S.L.U. as a result of the agreement reached on May 7, 2021 with Asterion Industrial Partners ("Asterion") for the contribution to Nabiax (a subsidiary of Asterion) of four data centres owned by the Telefónica Group. Additions in the first half of 2022 regarding this transaction amounted to 41 million euros.
Additions in the first half of 2022 also include the capital increase of EUR 38 million at Unsere Grüne Glasfaser.
In June 2022, a dividend of 125 million pounds sterling (equivalent to 146 million euros, see Note 25) was received from VMO2.
Additions in the first half of 2021 mainly included the fair value assigned to the 50% stake in VMED O2 UK Ltd at the date of incorporation (see Note 2) in the amount of 11,932 million euros.
VMO2
Detail of the main items of the statement of financial position and income statement of VMED O2 UK Ltd

Millions of euros	06/30/2022	12/31/2021
Non current assets	48,195	48,779
Current assets	3,744	3,554
Cash and cash equivalents	585	415
Total Assets	51,939	52,333
Non current liabilities	20,876	20,593
Non current financial liabilities	19,658	19,185
Non current lease liabilities	774	885
Other non current liabilities	444	523
Current liabilities	7,439	7,605
Current financial liabilities	2,963	2,841
Current lease liabilities	230	219
Other current liabilities	4,246	4,545
Total Liabilities	28,315	28,198
Equity (100% VMO2)	23,624	24,135
50% Telefónica Group	11,812	12,068
Acquisition costs	62	61
Investments accounted for by the equity method	11,874	12,129

Telefónica, S.A. 34

Condensed Consolidated Interim Financial Statements 2022

Millions of euros	January - June 2022	June 1 - June 30 2021
Revenues	5,996	993
Other operating income	261	36
Operating expenses	(4,032)	(676)
OIBDA	2,225	353
Amortizations	(2,065)	(345)
Operating income	160	8
Share of income (loss) of investments accounted for by the equity method	1	—
Financial income	9	2
Financial expenses	(457)	(66)
Exchange rate differences and change in fair value of derivatives (1)	523	(84)
Net financial expense	75	(148)
Result before taxation	236	(140)
Taxes	(41)	9
Result for the period (100% VMO2)	195	(131)
50% attributable to Telefónica Group	97	(65)
Share-based compensation (2)	8	—
Other adjustments	33	—
Share of (loss) income of investments accounted for by the equity method	138	(65)
Other comprehensive income (100% VMO2)	81	8
(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 do no apply hedge accounting to their derivative instruments. Accordingly, changes in the fair values of most of their derivatives are recorded in finance results of their consolidated income statement.
(2) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.

Commitments

Millions of euros	2022	2023	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	795	469	154	71	53	52	41	1,635
Programming commitments	159	295	199	38	35	9	—	735
Network and connectivity commitments	769	120	70	42	14	9	10	1,034
Other commitments	179	271	267	267	269	126	17	1,396
Total commitments VMO2 (100%)	1,902	1,155	690	418	371	196	68	4,800

Telefónica, S.A. 35

Condensed Consolidated Interim Financial Statements 2022

Breakdown of balances and transactions of Group companies with VMO2
The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	30/06/2022	31/12/2021
Receivables from associates and joint ventures for current operations	60	54
Payables to associates and joint ventures	207	259

Millions of euros	06/30/2022	06/30/2021
Revenue from operations with associates and joint ventures	61	10
Expenses from operations with associates and joint ventures	31	—
"Payables to associates and joint ventures" mainly includes at June 30, 2022 the obligation in relation to the O2 UK pension plans arising as a result of the incorporation of VMED O2 UK Ltd amounting to 173 million pounds sterling, 201 million euros at closing exchange rate of June 2022 (213 million pounds sterling at December 31, 2021, see Note 19).

Telefónica, S.A. 36

Condensed Consolidated Interim Financial Statements 2022

Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	06/30/2022			12/31/2021
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets to associates and joint ventures	257	13	270	87	10	97
Receivables from associates and joint ventures for current operations (Note 14)	46	104	150	34	87	121
Long-term contractual liabilities from associates and joint ventures	—	52	52	—	31	31
Payables to associates and joint ventures (Note 19)	77	218	295	72	272	344
Short-term contractual liabilities from associates and joint ventures	—	26	26	—	8	8

	January - June 2022			January - June 2021
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	86	129	215	7	129	136
Expenses from operations with associates and joint ventures	93	57	150	13	—	13
Financial revenues with associates and joint ventures	5	1	6	—	—	—
Financial expenses with associates and joint ventures	1	—	1	—	—	—
"Long-term credits and other financial assets to associates and joint ventures" at June 30, 2022 includes 164 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia SAS. Additionally, this line includes 93 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company Infraco, SpA. generated by the sale of 40% of the fiber optic business (87 million euros as of December 31, 2021).
"Revenue from operations with associates and joint ventures" in 2021 included 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the incorporation of VMO2.

Telefónica, S.A. 37

Condensed Consolidated Interim Financial Statements 2022

Note 10. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and BlackRock, Inc.

Based on the information provided by CaixaBank, S.A. as at December 31, 2021 for the 2021 Annual Report on Corporate Governance, the shareholding of CaixaBank, S.A. in Telefónica’s share capital were 4.49%.

Based on the information provided by BBVA as at December 31, 2021 for the 2021 Annual Report on Corporate Governance, the shareholding of BBVA in Telefónica’s share capital were 4.99%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 5.23% of the Company's share capital.

Based on the information notified by Blackrock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2021, the shareholding of Blackrock, Inc in Telefónica’s share capital were 4.48%. Based on the Schedule 13G/A filed with the SEC, on February 4, 2022, BlackRock, Inc. beneficially owned 5.02% of Telefónica, S.A. shares and 4.39% of voting rights.
During the first six months of 2022 and 2021 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between the Telefónica Group and the companies of BBVA and Caixabank is as follows. All transactions are carried out at market prices.

January-June 2022
Millions of euros	BBVA	Caixabank
Finance costs	5	11
Receipt of services	3	6
Purchase of goods (2)	—	225
Other expenses	2	—
Total costs	10	242
Finance income	6	—
Dividends received(1)	10	N/A
Services rendered	15	34
Sale of goods	4	151
Other income	3	—
Total revenue	38	185
Purchase of assets (2)	—	36
Finance arrangements: loans, capital contributions and others (borrower)	492	197
Guarantees	166	163
Commitments (2)	—	609
Finance arrangements: loans and capital contributions (lessee)	115	—
Dividends paid	35	22
Factoring operations	235	40
Other transactions	1	—
(1)At June 30, 2022, Telefónica holds a 0,69 % stake (0.66% at June 30, 2021) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.
(2) Mainly includes Fusion + Terminal and rental of equipment at the client's home operations, detailed below.
In addition, the nominal value of outstanding derivatives held with BBVA and Caixabank in the first half of 2022 amounted to 5,870 and 264 million euros, respectively (9,667 million euros held with BBVA and 555 million million euros held with Caixabank in the first half of 2021). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position as of June 30, 2022 is 417 and 52 million euros, respectively (265 and 6 million euros, respectively, as of June 30, 2021).
At June 30, 2022 there were collateral net guarantees (liabilities) of certain derivatives with BBVA amounting to 326 million euros (74 million euros in the same period of 2021), and 42 million euros with Caixabank, included in "Finance arrangements: loans, capital contributions and others (borrower)".

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Condensed Consolidated Interim Financial Statements 2022

In 2021, Movistar Fusión + Terminal offer came into force, a portfolio that included a handset on a rental basis. To provide this facility to the customer, the purchase of these terminals was established with Caixabank. The impacts from January to June 2022 with Caixabank (included in the above detail) are: purchase of goods for new contracts (199 million euros), payment commitments (accounts payable for outstanding installments) amounting to 379 million euros and financial expenses (7 million euros) .
Likewise, other equipment rental operations were carried out with Caixabank at customer's home. The impacts from January to June 2022 (included in the above detail) are: purchases of assets corresponding to rights of use (36 million euros), payment commitments (lease liabilities) in the amount of 94 million euros and financial expenses (1 million euros).

January-June 2021
Millions of euros	BBVA	Caixabank
Finance costs	3	3
Receipt of services	7	8
Purchase of goods	—	69
Other expenses	2	—
Total costs	12	80
Finance income	4	—
Dividends received(1)	3	N/A
Services rendered	10	36
Sale of goods	3	36
Other income	3	—
Total revenue	23	72
Finance arrangements: loans, capital contributions and others (borrower)	255	169
Guarantees	149	177
Commitments	—	94
Finance arrangements: loans and capital contributions (lessee)	1,496	—
Dividends paid	19	58
Factoring operations	255	—
Other transactions	—	1
Similarly, on November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and small and medium enterprises in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 9).
The Telefónica Group holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by Caixabank (see Note 9).
The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 9).
The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 9), in which BBVA and Caixabank have minority interests..
The balances as of June 30, 2022 and 2021, and the transactions carried out in the first half of 2022 and 2021 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and Caixabank hold interests are shown below:

Millions of euros	06/30/2022	12/31/2021
Receivables from associates and joint ventures for current operations	8	6
Payables to associates and joint ventures	30	36

Millions of euros	January-June 2022	January-June 2021
Revenue from operations with associates and joint ventures	7	6
Expenses from operations with associates and joint ventures	4	5
Finance cost from operations with associates and joint ventures	1	—
On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by Caixabank.

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Condensed Consolidated Interim Financial Statements 2022

Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 3/2018, of June 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2022 and 2021 are as follows:

Directors	January-June	January-June
Thousands of euros	2022	2021
Remuneration for belonging to the Board of Directors and/or Board Committees	1,669	1,823
Salary	1,762	1,762
Variable Remuneration in cash (1)	2,931	2,931
Remuneration Systems based on shares (2)	—	—
Compensation	—	—
Long-Term Savings Systems	529	530
Other Concepts	381	40
Total	7,272	7,086
(1) The proportional amount of the target variable remuneration for the period January-June 2022 has been recorded. However, the final amount of this variable remuneration for the 2022 financial year will be that resulting from the degree of compliance with the goals established, as approved by the Company's Board of Directors at its February 2023 meeting, following a favourable report from the Nominating, Compensation and Corporate Governance Committee.
(2) It is also noted that in the first half of 2022, the shares accrued as of December 31, 2021, corresponding to the second cycle of the Long-Term Incentive Plan (Performance Share Plan - PSP), which began on January 1, 2019 and ended on December 31, 2021, were delivered to the Executive Chairman and Chief Operating Officer, as stated in the Company's 2021 Annual Financial Report .

In addition, the total amounts accrued to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2022 and 2021 are as follows.

Senior Executives	January- June	January- June
Thousands of euros	2022	2021
Total compensation paid to Senior Executives(3)	6,311	4,320
(3) The "Total compensation paid to Senior Executives" section includes the total amount accrued for all items during the first six months of fiscal years 2022 and 2021, including the economic value equivalent to the shares delivered under the first cycle (shown in the table from January to June 2021) and second cycle (shown in the table from January to June 2022) of the Long-Term Incentive Plan (Performance Share Plan - PSP) approved by the General Shareholders' Meeting in 2018. The difference between the two periods is mainly due to the change in the Senior Executive group perimeter. Thus, at constant perimeter, the amount corresponding to the period January-June 2022 would amount to 4,875 thousand euros.

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Condensed Consolidated Interim Financial Statements 2022

Note 11. Changes in equity and shareholder remuneration
Share Capital
The Board of Directors of Telefónica, S.A. at its meeting held on April 8, 2022, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 8, 2022.
The share capital of Telefónica, S.A. was reduced in the amount of 139,275,057 euros, through the cancellation of 139,275,057 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,639,772,963 euros corresponding to 5,639,772,963 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced in 409 million euros.
The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 139,275,057 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On April 22, 2022, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
On June 24, 2022 the deed of capital increase amounting to 135,464,591 euros, divided into 135,464,591 ordinary shares, with a nominal value of 1 euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,775,237,554 euros.
Dividends
Approval was given at the General Shareholders’ Meeting of April 8, 2022 to pay a dividend in two tranches. The first tranche through a scrip dividend amounting to approximately 0,15 euros per share took place on June 2022 and consist on the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The second tranch amounting to approximately 0.15 euros per share is envisaged will take place in December 2022, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounts to 213 million euros.
On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros per share took place in December 2021, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up

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Condensed Consolidated Interim Financial Statements 2022

capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.
On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held and such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 34.98% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 17, 2021 and had an impact in equity amounting to 292 million euros.
On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of 1 euro each.
Other equity instruments
The characteristics of the undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operation and the amounts amortized in advance, are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisa-ble from issuer	12/31/2021	Tender Offer	Amount repurchased	Amortization	06/30/2022
11/24/2021	2.875%	from 05/24/2028 rate SWAP + spread incremental	2028	750	—	—	—	750
02/12/2021	2.376%	from 05/12/2029 rate SWAP + spread incremental	2029	1,000	—	—	—	1,000
02/05/2020	2.502%	from 05/05/2027 rate SWAP + spread incremental	2027	500	—	—	—	500
09/24/2019	2.875%	from 09/24/2027 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/2025 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/2023 rate SWAP + spread incremental	2023	824	—	—	—	824
	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/2023 rate SWAP + spread incremental	2023	676	—	—	—	676
03/31/2014	5.875%	from 03/31/2024 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
				7,550				7,550
In the first half of 2022, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of
132 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (164 million euros in the first half of 2021). The payments in 2022 have not been impacted by the

Telefónica, S.A. 42

Condensed Consolidated Interim Financial Statements 2022

premium of tender offers (the impact in 2021 amounted to 39 million euros).
Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at the end of the indicated period is as follows:

Millions of euros	06/30/2022	12/31/2021
Brazilian real	(13,744)	(15,292)
Bolivar fuerte	(3,745)	(3,755)
Sterling pound	68	309
Argentine peso	(1,337)	(1,702)
Other currencies	(1,250)	(1,452)
Total Group	(20,008)	(21,892)
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2022 and 2021:

Number of shares
Treasury shares at 12/31/2021	139,329,370
Acquisitions	27,559,890
Scrip dividend	563,415
Employee share option plan	(2,986,528)
Capital amortization	(139,275,057)
Sales	(411,681)
Treasury shares at 06/30/2022	24,779,409

Number of shares
Treasury shares at 12/31/2020	98,231,380
Acquisitions	23,848,648
Scrip dividend	1,536,656
Employee share option plan	(2,279,620)
Capital amortization	(82,896,466)
Treasury shares at 06/30/2021	38,440,598
Treasury shares in portfolio at June 30, 2022 are directly held by Telefónica, S.A. and represent 0.429% of its share capital.
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares recorded in the statement of financial position at June 30, 2022 in accordance with their maturity date and fair value.

As of June 30, 2021 the Company maintains derivative financial instruments subject to net settlement on a notional equivalent of 185 million of Telefónica shares.

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Condensed Consolidated Interim Financial Statements 2022

Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in the six months ended June 30, 2022 and 2021 are as follows:

Millions of euros	Balance at 12/31/2021	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2022
Telefônica Brasil, S.A.	3,106	—	(28)	(148)	69	494	—	3,493
Telefónica Deutschland Holding, A.G.	2,353	—	(7)	(161)	19	—	50	2,254
Colombia Telecomunicaciones, S.A., ESP	409	—	—	—	3	22	(2)	432
Telefónica Centroamericana Inversiones, S.L.	42	—	(44)	—	—	—	—	(2)
Telxius Telecom, S.A.	546	—	—	—	24	21	(14)	577
Other	21	—	1	—	1	1	(2)	22
Total	6,477	—	(78)	(309)	116	538	32	6,776

Millions of euros	Balance at 12/31/2020	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2021
Telefônica Brasil, S.A.	3,106	(15)	—	(117)	121	209	—	3,304
Telefónica Deutschland Holding, A.G.	2,346	—	—	(165)	106	—	9	2,296
Colombia Telecomunicaciones, S.A., ESP	408	—	—	—	(14)	(23)	17	388
Telefónica Centroamericana Inversiones, S.L.	55	—	—	—	(2)	1	(2)	52
Telxius Telecom, S.A.	1,089	—	—	—	2,087	—	(4)	3,172
Other	21	—	—	—	—	1	3	25
Total	7,025	(15)	—	(282)	2,298	188	23	9,237
The profit attributable to non-controlling interests of Telxius Telecom in the first half of 2021 is mainly due to the gain from the sale of the towers divisions of Europe and Latin America (see Note 2).

Telefónica, S.A. 44

Condensed Consolidated Interim Financial Statements 2022

Note 12. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2022 and December 31, 2021 is as follows:

Millions of euros	06/30/2022	12/31/2021
Non-current financial assets (Note 15)	6,605	6,361
Investments	426	479
Long-term receivables for indirect taxes	371	299
Other long-term credits	1,257	890
Deposits and guarantees	1,016	1,254
Trade receivables	853	752
Receivables for subleases	26	27
Impairment of trade receivables	(124)	(112)
Derivative financial assets (Note 17)	2,780	2,772
Other non-current assets	1,276	986
Contractual assets	308	209
Deferred expenses	721	555
Prepayments	247	222
Total	7,881	7,347

Note 13. Inventories
The detail of inventories of the Telefónica Group at June 30, 2022 and December 31, 2021 is as follows:

Millions of euros	06/30/2022	12/31/2021
Audiovisual rights, handsets and other inventories	1,597	1,786
Inventories impairment provision	(32)	(37)
Inventories	1,565	1,749

Telefónica, S.A. 45

Condensed Consolidated Interim Financial Statements 2022

Note 14. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2022 and December 31, 2021 is as follows:

Millions of euros	06/30/2022	12/31/2021
Receivables (Note 15)	7,243	6,903
Trade receivables	9,495	8,926
Impairment of trade receivables	(2,849)	(2,531)
Receivables from associates and joint ventures (Note 9)	150	121
Other receivables	447	387
Other current assets	1,997	1,384
Contractual assets	200	133
Capitalized costs	764	668
Prepayments	1,033	583
Total	9,240	8,287
In the first half of 2022 the impact of impairment of trade receivables in the consolidated income statement (see Note 23) amounted to 355 million euros (346 million euros in the first half of 2021).
The detail of the age of the accounts receivable balances from customers and their corrections for impairment at June 30, 2022 and December 31, 2021 is as follows:

	06/30/2022
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,512	(10)
Amount not overdue invoiced	2,735	(120)
Less than 90 days	1,059	(156)
Between 90 and 180 days	407	(154)
Between 180 and 360 days	499	(342)
More than 360 days	2,283	(2,067)
Total	9,495	(2,849)

	12/31/2021
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,316	(16)
Amount not overdue invoiced	2,976	(114)
Less than 90 days	893	(141)
Between 90 and 180 days	333	(125)
Between 180 and 360 days	416	(306)
More than 360 days	1,992	(1,829)
Total	8,926	(2,531)

Telefónica, S.A. 46

Condensed Consolidated Interim Financial Statements 2022

Note 15. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at June 30, 2022 and December 31, 2021 is as follows:

June 30, 2022
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 12)	345	—	199	385	2,485	328	3,086	—	3,191	6,605	6,605
Investments	41	—	—	385	—	319	107	—	—	426	426
Credits and other financial assets	9	—	—	—	—	9	—	—	1,619	1,628	1,628
Deposits and guarantees	—	—	—	—	—	—	—	—	1,016	1,016	1,016
Derivative instruments (Note 17)	295	—	—	—	2,485	—	2,780	—	—	2,780	2,780
Trade receivables	—	—	199	—	—	—	199	—	654	853	729
Trade receivables for subleases	—	—	—	—	—	—	—	—	26	26	26
Impairment of trade receivables	—	—	—	—	—	—	—	—	(124)	(124)	—
Current financial assets	540	—	844	—	794	113	2,065	—	14,119	16,297	16,297
Trade receivables (Note 14)	—	—	834	—	—	—	834	—	9,258	10,092	7,243
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,849)	(2,849)	—
Other current financial assets	540	—	10	—	794	113	1,231	—	1,325	2,669	2,669
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,385	6,385	6,385
Total financial assets	885	—	1,043	385	3,279	441	5,151	—	17,310	22,902	22,902
At June 30, 2022, there were non-current deposits related to the collateral guarantees (CSA) on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 222 million euros in the long term (564 million euros at December 31, 2021)
and 275 million euros in the short term (150 million euros at December 31, 2021) of which 100 million euros cross currency swap (279 million euros at December 31, 2021).

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Condensed Consolidated Interim Financial Statements 2022

In addition, 102,656 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 113 million euros (166,678 bonds for a nominal amount of 173 million euros at December 31, 2021).
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

December 31, 2021
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 12)	506	—	269	452	2,301	380	3,148	—	2,833	6,361	6,361
Investments	27	—	—	452	—	372	107	—	—	479	479
Credits and other financial assets	8	—	—	—	—	8	—	—	1,181	1,189	1,189
Deposits and guarantees	—	—	—	—	—	—	—	—	1,254	1,254	1,254
Derivative instruments (Note 17)	471	—	—	—	2,301	—	2,772	—	—	2,772	2,772
Trade receivables	—	—	269	—	—	—	269	—	483	752	640
Trade receivables for subleases	—	—	—	—	—	—	—	—	27	27	27
Impairment of trade receivables	—	—	—	—	—	—	—	—	(112)	(112)	—
Current financial assets	218	1	956	—	908	160	1,923	—	17,235	19,318	19,318
Trade receivables (Note 14)	1	—	917	—	—	—	918	—	8,516	9,434	6,903
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,531)	(2,531)	—
Other current financial assets	217	1	39	—	908	160	1,005	—	2,670	3,835	3,835
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,580	8,580	8,580
Total financial assets	724	1	1,225	452	3,209	540	5,071	—	20,068	25,679	25,679

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Note 16. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2022 and December 31, 2021 is as follows:

June 30, 2022
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	34,307	34,307	33,123
Loans and other payables	—	—	—	—	—	—	4,499	4,499	4,355
Derivative instruments (Note 17)	955	—	540	—	1,495	—	—	1,495	1,495
Total	955	—	540	—	1,495	—	38,806	40,301	38,973

December 31, 2021
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	35,408	35,408	39,412
Loans and other payables	—	—	—	—	—	—	4,693	4,693	4,656
Derivative instruments (Note 17)	524	—	1,670	6	2,188	—	—	2,194	2,194
Total	524	—	1,670	6	2,188	—	40,101	42,295	46,262
(1) Level 1; Quoted prices; Level 2: Other directly observable market inputs; Level 3: inputs not based on observable market data.
Part of the amount owed by the Telefónica Group includes adjustments to amortized cost at June 30, 2022 and December 31, 2021 as a result of fair value interest rate and exchange rate hedges.

The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2021.
Net financial debt as of June 30, 2022 includes a positive value of the derivatives portfolio for a net amount of 2.507 million euros (Note 17). In this amount, a positive value of 1,099 million euros is due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 1.573 million euros and a positive value of 188 million euros due to hedges at December 31, 2021).
The Group entered into agreements to extend payment terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (8 million euros as of June 30, 2022 and 36 million euros as of December 31, 2021). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow (see Note 25) amounted to 490 million euros (124 million euros in the first half of 2021) and included the payments related to financed spectrum licenses amounting to 457 million euros (55 million euros in the same period of 2021) and payments to suppliers or with factoring companies with extended terms amounting to 33 million euros (69 million euros in the first half of 2021).
As of June 30, 2022, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 11,558 million euros (of which 11,156 million euros maturing in more than twelve months).

Telefónica, S.A. 49

Condensed Consolidated Interim Financial Statements 2022

The description of the main issues or redemptions in the first half of 2022 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (millions euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS2197675288	Issue	Bond	04/05/2022	100	EUR	100	1.864%	Dublin
Telefónica Emisiones, S.A.U.	XS2484587048	Issue	Bond	05/25/2022	1,000	EUR	1,000	2.592%	Dublin
Telefónica Emisiones, S.A.U.	XS1394777665	Redemption	Bond	04/13/2022	(874)	EUR	(874)	0.750%	Dublin
Telefónica Emisiones, S.A.U.	XS1069430368	Redemption	Bond	05/27/2022	(938)	EUR	(938)	2.242%	Dublin
Telefónica Brasil, S.A.	BRVIVTDBS069	Redemption	Debentures	02/08/2022	(1,000)	BRL	(166)	108.25% CDI	Sao Paulo
Telefónica, S.A.	various	Redemption	Promissory Note	various	(30)	EUR	(30)	(0.475%)	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	1,116	EUR	1,116	(0.419%)	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(1,199)	EUR	(1,199)	(0.499%)	n/a
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

Telefónica, S.A. 50

Condensed Consolidated Interim Financial Statements 2022

Interest-bearing debt arranged in the first half of 2022 includes mainly the following:

Description	Limit 06/30/2022 (million euros)	Currency	Outstanding balance 06/30/2022 (million euros)	Arrangement date	Maturity date	Drawndown January-June 2022 (million euros)	Repayment January-June 2022 (million euros)
Telefónica, S.A.
Syndicated (1)	5,500	EUR	—	03/15/18	01/13/27	—	—
Telefónica Brasil, S.A.
Bilateral loan	—	USD	204	04/04/22	09/28/23	204
Telxius Telecom, S.A.
Syndicated	300	EUR	274	12/01/17	12/01/24	100	—
Colombia Telecomunicaciones S.A. ESP
Bilateral loan (2)	—	USD	—	03/24/20	01/26/22	—	(117)

(1) On January 13, 2022 there was maturity extension of the syndicated loan for EUR 5,500 million. The loan has a two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029.
(2) On January 26, 2022 there was an early repayment for USD 132 million of the bilateral loan originally scheduled to mature in 2023.

Note 17. Derivative financial instruments
The net position of the derivatives arranged of the Telefónica Group at June 30, 2022 and December 31, 2021 is as follows:

Millions of euros	06/30/2022	12/31/2021
Non-current asset derivatives (Note 12)	2,780	2,772
Current asset derivatives	1,222	995
Non-current liability derivatives (Note 16)	(987)	(1,835)
Current liability derivatives (Note 16)	(508)	(359)
Net asset position	2,507	1,573
The variation in the first half of 2022 represents an increase of 934 million euros in net assets due to the rise in interest rates and the evolution of the exchange rate, mainly of the dollar and euro. Both changes in exchange rates and changes in interest rates on fair value hedges are mostly offset by a similar and opposite impact on hedge accounting of the issuances and loans in dollar and euro currency of the Telefónica Group.

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Condensed Consolidated Interim Financial Statements 2022

Note 18. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2022 and December 31, 2021 is as follows:

Millions of euros	06/30/2022	12/31/2021
Payables	1,966	1,733
Trade payables	374	236
Debt for spectrum acquisition	1,454	1,361
Other payables	138	136
Other non-current liabilities	1,662	1,356
Contractual liabilities	869	829
Deferred revenue	271	217
Tax payables	522	310
Total	3,628	3,089
"Debt for spectrum acquisition" as of June 30, 2022 and December 31, 2021, is detailed below:

Millions of euros	06/30/2022	12/31/2021
T. Spain	80	79
Colombia Telecomunicaciones	96	—
T. Brazil	305	292
T. Germany	973	990
Total	1,454	1,361

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Condensed Consolidated Interim Financial Statements 2022

Note 19. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at June 30, 2022 and December 31, 2021 is as follows:

Millions of euros	06/30/2022	12/31/2021
Payables	12,129	11,872
Trade payables	7,492	6,982
Payables to suppliers of property, plant and equipment	2,556	2,752
Debt for spectrum acquisition	299	569
Other payables	1,084	997
Dividends pending payment	403	228
Payables to associates and joint ventures (Note 9)	295	344
Other current liabilities	1,408	1,338
Contractual liabilities	1,007	958
Deferred revenue	125	115
Advances received	276	265
Total	13,537	13,210
Payables to associates and joint ventures at June 30, 2022 includes the obligation in relation to the O2 UK pension plans arising as a result of the incorporation of VMED O2 UK, Ltd amounting to 173 million pounds sterling, 201 million euros at closing exchange rate of June 2022 (213 million pounds sterling at December 31, 2021, 253 million euros at closing exchange rate of 2021, see Note 9).
"Debt for spectrum acquisition" as of June 30, 2022 and December 31, 2021, is detailed below:

Millions of euros	06/30/2022	12/31/2021
T. Germany	108	107
Colombia Telecomunicaciones	47	5
T.Brazil	124	434
T. Spain	7	7
Others	13	16
Total	299	569

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Condensed Consolidated Interim Financial Statements 2022

Note 20. Provisions
The detail of provisions at June 30, 2022 and December 31, 2021 is as follows:

	06/30/2022			12/31/2021
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	903	4,581	5,484	1,003	5,395	6,398
Termination plans	159	341	500	254	374	628
Post-employment defined benefit plans	8	280	288	8	400	408
Other benefits	736	3,960	4,696	741	4,621	5,362
Desmantling of assets	149	472	621	25	552	577
Other provisions	459	1,888	2,347	413	1,715	2,128
Total	1,511	6,941	8,452	1,441	7,662	9,103

Note 21. Leases
The movement of rights of use in the first half of 2022 and 2021 is as follows:

Millions of euros	Rights of use
Balance at 12/31/2021	7,579
Additions	1,126
Amortization	(1,003)
Disposals	(27)
Business acquisitions	135
Translation differences and hyperinflation	359
Transfers and others	3
Balance at 06/30/2022	8,172

Millions of euros	Rights of use
Balance at 12/31/2020	4,982
Additions (*)	977
Amortization	(733)
Disposals	(82)
Translation differences and hyperinflation	134
Transfers and others	1,998
Balance at 06/30/2021	7,276
(*)Total additions of rights of use in the first half of 2021, including the additions corresponding to companies held for sale and sold companies, amounted to 1,428. Additions of rights of use are detailed in Note 4.
The "Business acquisitions" in the first half of 2022 mainly correspond to the acquisition of rights of use of Oi for 129 million euros (see Note 5).
"Transfers and others" in the first half of 2021 mainly included the rights of use that the Group had with the companies of Telxius that were sold to ATC (see Note 2), that emerged after the sale, amounting to 2,137 million euros. This was partially offset with the transfers to "Non-current assets held for sale" of the rights of use of Telefónica Germany related with the second phase of the sale agreement with ATC, amounting to 133 million euros.

Telefónica, S.A. 54

Condensed Consolidated Interim Financial Statements 2022

The detail by nature of the rights of use at June 30, 2022 and December 31, 2021 is as follows:

Millions of euros	06/30/2022	12/31/2021
Rights of use on land and natural properties	913	793
Rights of use on buildings	3,974	3,561
Rights of use on plant and machinery	3,072	3,024
Other rights of use	211	201
Advance payments for rights of use	2	—
Total	8,172	7,579
The movement of lease liabilities in the first half of 2022 and 2021 is as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2021	8,070
Additions	1,146
Principal and interests payments	(1,176)
Principal payments (Note 25)	(1,011)
Interest payments	(165)
Business acquisitions	148
Disposals	(27)
Accrued interests	183
Translation differences	378
Transfers and others	(4)
Balance at 06/30/2022	8,718

Millions of euros	Lease liabilities
Balance at 12/31/2020	5,294
Additions	994
Principal and interests payments	(864)
Principal payments (Note 25)	(761)
Interest payments	(103)
Disposals	(140)
Accrued interests	110
Translation differences	130
Transfers and others	2,151
Balance at 06/30/2021	7,675
The "Business acquisitions" for the first half of 2022 includes 142 million euros of lease liabilities related to the acquisition of mobile assets of Oi (see Note 5).
"Transfers and others" in the first half of 2021 mainly included the lease liabilities that the Group had with the companies of Telxius that were sold to ATC (see Note 2), that emerged after the sale, amounting to 2,279 million euros. This was partially offset with the transfers to "Liabilities associated with non-current assets and disposal groups held for sale" of the lease liabilities of Telefónica Germany related with the second phase of the tower sale agreement with ATC, amounting to 126 million euros..

Telefónica, S.A. 55

Condensed Consolidated Interim Financial Statements 2022

Note 22. Average number of Group employees
The average number of Group employees in the first six months of 2022 and 2021 is as follows:

Average number of employees	January - June 2022	January - June 2021
Males	62,857	69,062
Females	39,105	42,428
Total	101,962	111,490
These figures include in the first half of 2021 the average number of employees of Telefónica United Kingdom amounting to 5,768 people and the average number of employees of the towers divisions of Telxius amounting to 222 people. As explained in Note 2, Telefónica United Kingdom and the telecommunications towers division of Telxius located in Europe are excluded from the scope of consolidation of the Group from June 1, 2021, and the telecommunications towers division of Telxius located in Latin America is excluded from the scope of consolidation of the Group from June 3, 2021.
In the first half of 2022, the average number of employees of Telefónica Tech UK & Ireland, Ltd. (acquired in July 29, 2021) and Incremental (see Note 5) amounted to 565 and 315 people, respectively.
As of June 2022, the BE-Terna Group (see Note 5) employees have been included, which at the end of June amounted to 1,065 people.

Telefónica, S.A. 56

Condensed Consolidated Interim Financial Statements 2022

Note 23. Other income and Other expenses
Other income
The breakdown of “Other income” is as follows:

Millions of euros	January - June 2022	January - June 2021
Own work capitalized	368	405
Gain on disposal of businesses	205	10,201
Gain on disposal of property, plant and equipment	300	107
Gain on disposal of intangible assets	—	6
Government grants	6	7
Other operating income	190	149
Total	1,069	10,875
"Gain on disposal of businesses" in the first half of 2022 mainly included the gain from the fiber sale operation in Colombia, amounting to 183 million euros. (see Note 9).
"Gain on disposal of businesses" in the first half of 2021 mainly included the gain from the sale of the towers divisions of Telxius amounting to 5,761 million euros, and the gain generated in the incorporation of VMED O2 Ltd amounting to 4,434 million euros (see Note 2).
"Gain on disposal of property, plant and equipment" includes gains on sale and leaseback transactions amounting to 220 million euros in the first half of 2022 (18 million euros in the first half of 2021).

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January - June 2022	January - June 2021
Leases included in "Other expenses" (1)	50	35
External services	4,321	4,428
Taxes other than income tax	460	250
Impairment of trade receivables (Note 14)	355	346
Losses on disposal of fixed assets and changes in provisions for fixed assets	21	25
Other operating expenses	94	249
Total	5,301	5,333
(1) Since the entry into force of IFRS 16, only short term leases and leases of low-value or intangible assets are included.

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Condensed Consolidated Interim Financial Statements 2022

Note 24. Income tax matters
The deviation in the first six months of 2022 and 2021 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets. The realization of deferred tax assets and liabilities is conditioned, in most of the cases, by the future development of the activities carried out by its companies, the fiscal regulation in the different countries where they operate and strategic decisions to which can be subjected.
As a result of the closure of the tax inspection of Group 3G UMTS Holding GmbH for several years up to 2015 and once it was confirmed that no adjustment was proposed, the company has reversed the provision that had been recorded for this purpose, with an impact on Corporate income tax of 186 million euros and in Finance income of 69 million euros. This movement has not had any cash effect.
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	06/30/2022	12/31/2021
Tax credits for loss carryforwards	2,589	2,639
Unused tax deductions	915	903
Deferred tax assets for temporary differences	1,909	2,074
Total deferred tax assets	5,413	5,616
Tax payables and receivables
Current tax payables and receivables at June 30, 2022 and December 31, 2021 are as follows:

Millions of euros	06/30/2022	12/31/2021
Current income taxes payable	907	1,120
Indirect taxes payable	401	476
Other current income taxes payable	432	430
Total	1,740	2,026

Millions of euros	06/30/2022	12/31/2021
Current income taxes receivable	1,560	1,310
Indirect taxes receivable	549	705
Other current income taxes receivable	101	105
Total	2,210	2,120
"Tax receivables for indirect taxes" at June 30, 2022 include 652 million reais, equivalent to 120 million euros at closing exchange rate, corresponding to the outstanding credit for the refund of PIS/COFINS payments (1,579 million reais, at December 31, 2021, 250 million euros at the closing rate of exchange).
Inspections of the tax group in Spain
In relation to the 2008-2011 inspection procedure, Telefónica has been notified of an Order from the Supreme Court of July 6, 2022 in which the appeal for Cassation filed by the State Attorney against the Judgment of the National Court of October 29, 2021 is inadmissible. This confirms Telefónica, S.A. criteria for the using of tax losses carryforward and deductions in relation to the liquidation Agreements derived from the Corporation Income Tax inspection of those years.
The execution of the aforementioned Judgment which now becomes final, will give rise to the refund of taxes paid in excess in those years. At the date of formulation of these Financial Statements, it is not possible to quantify the exact amount of the refund, as the National Court itself establishes in its Judgment, the definitive quantification must be done in execution of the ruling, in which refers to the tax quotas paid in excess as well as the interest on arrears that Telefónica will have to receive.

Telefónica, S.A. 58

Condensed Consolidated Interim Financial Statements 2022

Tax litigation in Telefónica del Perú
In relation to tax claims in Peru corresponding mainly to proceedings open relating to corporate income tax for years 2000 and 2001 (payments on account included) -mentioned in the financial statements as of December 2021-, an unfavorable ruling was received on June 22 from the Supreme Court in relation to the credit balance from 1999, usable in 1999 Corporate income tax return as well as in 2000 payments in advance. The Supreme Court decided unfavourable for the company in line with its last ruling as of June 2021. However, the Group has not recognized any additional provision as of June 2022 as its effect on the Company Income Tax was already recorded in 2021 when the first Supreme Court ruling was received.
In addition to the above mentioned, a new ruling from the Tax Court was received in June 2022 in relation to Telefónica Móviles del Perú 2000 Corporate Income
Tax. This ruling was favorable for the Company regarding the recognition of the tax value of certain network assets and unfavorable, regarding the exchange rate tax deductibility. Telefonica del Perú has recorded an additional provision in these half-yearly financial report for these concepts amounting to 63 million Peruvian soles (16 million euros).
The total provision as of June 30, 2022, including, among others, accrued interest and the aforementioned impacts, amounts to 3,023 million Peruvian soles, equivalent to 761 million euros at the exchange rate as of June 30, 2022 (2.954 million Peruvian soles as of December 31, 2021 equivalent to 654 million euros).

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Condensed Consolidated Interim Financial Statements 2022

Note 25. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	January - June 2022	January - June 2021
Cash received from operations	23,208	24,368
Cash paid from operations	(17,463)	(18,238)
Cash paid to suppliers	(14,794)	(15,493)
Cash paid to employees	(2,226)	(2,279)
Payments related to cancellation of commitments related to employee benefits	(443)	(466)
Net payments of interest and other financial expenses net of dividends received	(738)	(777)
Net interest and other financial expenses paid	(907)	(791)
Dividends received	169	14
Taxes proceeds/ (payments)	(268)	(241)
Net cash flow provided by operating activities	4,739	5,112
In the first half of 2022, a dividend amounting to 125 million pounds sterling was received from VMO2 (see Note 9) equivalent to 146 million euros.
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	January - June 2022	January - June 2021
Proceeds from the sale in property, plant and equipment and intangible assets	368	167
Payments on investments in property, plant and equipment and intangible assets	(3,000)	(3,717)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(2,632)	(3,550)
Payments for non-financed spectrum in the first half of 2022 totaled 10 million euros, mainly due to the payment of 8 million euros for Telefónica Spain and 2 million euros for Telefónica Colombia.
Payments for non-financed spectrum in the first half of 2021 totaled 682 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 23 million euros for Telefónica Spain and 135 million euros for Telefónica Chile.

Telefónica, S.A. 60

Condensed Consolidated Interim Financial Statements 2022

Millions of euros	January - June 2022	January - June 2021
Incorporation of VMO2 (1) (Note 2)	(48)	6,142
Sale of telecommunications towers divisions of Telxius (Note 2)	2	7,012
Sale of fiber assets in Colombia	149	—
Tax associated with the sale of InfraCo, SpA	(123)	—
Sale of T.M. El Salvador	118	—
Others	37	360
Proceeds on disposals of companies, net of cash and cash equivalents disposed	135	13,514
OI mobile assets acquisition	(975)	—
Incremental acquisition	(156)	—
BE-Terna acquisition	(325)	—
Others	(55)	(328)
Payments on investments in companies, net of cash and cash equivalents acquired	(1,511)	(328)
(1) Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made in 2021 to the O2 UK pension plan and other expenses.

Millions of euros	January - June 2022	January - June 2021
Collateral guarantees on derivatives	1,449	529
Legal deposits	1	38
Others	63	40
Proceeds on financial investments not included under cash equivalents	1,513	607
Collateral guarantees on derivatives of Telefónica, S.A.	(454)	(753)
Others	(317)	(273)
Payments on financial investments not included under cash equivalents	(771)	(1,026)

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Condensed Consolidated Interim Financial Statements 2022

Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	January - June 2022	January - June 2021
Dividends paid to the shareholders of Telefónica, S.A. (*)	(218)	(317)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(10)	(16)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(160)	(165)
Dividends paid (Note 11)	(388)	(498)
Transactions carried out by Telefónica, S.A. (Note 11)	(119)	(90)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	(44)	—
Others	(63)	(22)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(226)	(112)
Issuance of undated deeply subordinated securities (Note 11)	—	1,000
Acquisition of undated deeply subordinated securities (Note 11)	—	(758)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 11)	(175)	(223)
Operations with other equity holders	(175)	19
(*) This amount differs from that indicated in Note 11 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

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Condensed Consolidated Interim Financial Statements 2022

Millions of euros	January - June 2022	January - June 2021
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Note 16)	1,100	—
Issuance of Telefónica Móviles Chile	—	104
Others	—	48
Proceeds on issue of debentures and bonds, and other debts	1,100	152
Disposal bilateral loans of Telefónica, S.A.	—	200
Disposal loans of Chile	—	170
Disposal loans of Telefónica Germany	—	600
Disposal bilateral loans of Telefónica Brasil (*) (Note 16)	204	—
Disposal bilateral loans of Telxius Telecom, S.A. (Note 16)	100	70
Issuance of promissory notes	7	760
Others	(11)	228
Proceeds on loans, borrowings and promissory notes	300	2,028
Repayments of debentures and bonds, and other debts	(1,993)	(3,353)
Amortization of financing of Telefónica, S.A.	(1,149)	(611)
Bilateral loan amortization by Telefónica Colombia (*) (Note 16)	(117)	(139)
Amortization of financing of Telefónica Germany	(33)	(252)
Amortization of financing of Telxius	—	(195)
Others	(1,357)	(710)
Repayments of loans, borrowings and promissory notes	(2,656)	(1,907)
Lease principal payments (Note 21)	(1,011)	(916)
Financed spectrum licenses payments	(436)	(34)
Payments for investments in spectrum use licenses financed without explicit interest	(21)	(21)
Payments to suppliers with extended payment terms	(33)	(69)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Nota 16)	(490)	(124)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

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Condensed Consolidated Interim Financial Statements 2022

Note 26. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 29.a) to the consolidated annual financial statements for the year ended December 31, 2021, from that date to the date of authorization for issue of these interim financial statements are as follows:
Appeal against the Decision of the European Commission dated 23 January 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
In April 2022, Telefónica proceeded to pay the fine of 67 million euros imposed, bringing the procedure to an end.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)
In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.
In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. Pending judgment on appeal.
As of June 30, 2022, the amount under litigation was 406 million Brazilian reais (75 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
Other proceedings
As of the date, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Commitments
The main developments with regard to commitments and information reported in this connection in Note 29.c) to the consolidated financial statements for the year ended December 31, 2021, from that date to the date of authorization for issue of these interim financial statements are as follows:
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 31, 2022 Telefónica, S.A. and IBM Global Services España, S.A. executed an amendment of the master services agreement for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group. By virtue of this amendment the term may be extended for those adhered companies that decide to extend their services beyond the initial term.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga and UEFA
On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of DAZN LaLiga Package. Such package includes the remaining 5 football matches per match-weekend of the Spanish First Division Football Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).

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This is a non-exclusive agreement for 5 seasons, from 2022/2023 to 2026/2027.
The agreed value amounts to 280 million euros for each of the seasons.
With this agreement, and the signature of the contract with LaLiga on January 19, 2022, Telefónica will be able to continue offering 100% of the football matches of the Spanish First Division Football Championship to its customers.
Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, in accordance with the segregation plan stated in the Oi Agreement.
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an approximate amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the Oi Agreement.
Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services to be provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid monthly during a period of 10 years.
The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:
•Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;
•Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and
•Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).
Contracts for the provision of IT services with Nabiax
Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax (see Note 9). The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

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Note 27. Operations held for sale
The detail of non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale at June 30, 2022 and December 31, 2021 are as follows:

Millions of euros	06/30/2022	12/31/2021
Telefónica Móviles El Salvador	—	253
Fiber optic assets in Colombia	—	57
Other assets	39	48
Non-current assets and disposal groups classified as held for sale	39	358
Telefónica Móviles El Salvador	—	134
Liabilities associated with non-current assets held for sale	—	134

Telefónica Móviles El Salvador
On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) reached an agreement with General International Telecom Limited for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V.
On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L transferred its stake (99.3%) in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).
Fiber assets in Colombia
On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) entered into a sale with a Colombian company controlled by Kohlber Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services.
On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction was completed.
Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S (see Note 9).

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Note 28. Events after the reporting period
The following events regarding the Telefónica Group took place between the reporting date and July 27, 2022:
Financing
On July 14, 2022, Telefónica Brasil, S.A., made an issuance of debentures for a total amount of 3,500 million Brazilian reais (1,500 million Brazilian reais maturing in 2025 and 2,000 million Brazilian reais maturing in 2027).
Agreement with Vauban and CAA for the deployment and commercialization of a fiber FTTH network mainly in rural areas in Spain
Telefónica Spain and Telefónica Infra have reached an agreement with a consortium formed by Vauban Infrastructure Partners (“Vauban”) and Crédit Agricole Assurances (“CAA”) to incorporate a joint company, Bluevia Fibra, S.L. (“Bluevia”), for the deployment and commercialization of a fiber to the home (FTTH) network mainly in rural areas in Spain. Bluevia will acquire 3.5 million premises already passed from Telefónica Spain and will deploy an additional 1.5 million over the next two years, reaching a total footprint of 5 million premises passed. The 3.5 million premises to be sold to Bluevia represent 13% of Telefónica’s FTTH network in Spain, whilst Telefónica Spain retains full ownership of the rest of the network.
The transaction also includes the subscription of several agreements for the provision of services from Telefónica Group to Bluevia. The consortium formed by Vauban/CAA will acquire a 45% stake in Bluevia from Telefónica Spain through an upfront consideration of 1,021 million euros in cash, valuing 100% of the Company at 2,500 million euros. Regarding the capital structure post-closing of the transaction, Telefónica Group will maintain 55% and Vauban/CAA the remaining 45%. Telefónica Group’s 55% stake will be held by Telefónica Spain and Telefónica Infra with 30% and 25% stakes, respectively.
Closing of the transaction is subject to obtaining the corresponding regulatory authorizations.

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Note 29. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I. Changes in the consolidation scope
The main changes in the consolidation scope taking place in the first half of 2022 were as follows:
Telefónica Spain
On June 9, 2022, after obtaining the necessary authorisations for its incorporation, Repsol and Telefónica set up Solar360 de Repsol and Movistar S.L., with a 50% stake each, a joint venture to develop the photovoltaic self-consumption business, offering integral self-consumption solutions to private customers, neighbourhood associations and companies, both SMEs and large companies, through the installation of solar panels. The company is consolidated using the equity method.
In addition, the company Solar360 Soluciones de Instalacion y Mantenimiento, S.L. was incorporated with a 51% stake held by Telefónica. The company was included in the consolidation perimeter using the full consolidation method.
Telefónica Brazil
On April 20, 2022, the transaction relating to the share purchase agreement and other commitments between Telefónica Brasil S.A., Tim S.A. and Claro S.A., all of which are the purchasers, and Oi S.A., the seller of the Oi Group's mobile telephony assets, was closed.
In this regard, Telefónica Brasil, S.A. has acquired all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A., to which the mobile assets of Oi Group assigned to Telefónica Brasil, S.A. were contributed, in accordance with the Segregation and Division Plan stated in the Contract.
Telefónica Hispam
On January 11, 2022, once the corresponding authorisations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction between T. Colombia and a Colombian company controlled by KKR (“InfraCo”) for the sale and purchase of certain fibre assets owned by T. Colombia and for the provision of wholesale connectivity services by InfraCo to T. Colombia, the development of activities of deployment of fibre network, and other associated services, was completed. T. Colombia received, as consideration the 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), the sole shareholder of InfraCo.

Other companies
On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, T. Centroamérica Inversiones, S.L (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in T. Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V.
On March 21, 2022, Telefónica Tech UK & Ireland, Ltd. signed and completed the acquisition of 100% of UK based Incremental.
On June 9, 2022, was closed the agreement reached by the company Telefónica Cybersecurity & Cloud Tech, S.L.U. with certain investment funds managed by Deutsche Private Equity GmbH (and other sellers) for the acquisition of the 100% of the shares of the German company BE-terna Acceleration Holding GmbH and its subsidiaries.

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Appendix II. Key regulatory issues
The main developments with regard to the key regulatory issues and the information reported in Appendix VI of the consolidated financial statements for the year ended December 31, 2021, from that date to the date of authorization for issue of these interim financial statements are as follows:
European Union
On April 13, 2022, the new Regulation on international roaming in the European Union was published in the Official Journal of the EU and being directly binding for Member States. The new regulation includes a new glide path for maximum wholesale rates for voice, data and SMS applicable from July 1, 2022. In the UK this regulation is no longer applicable.
The Body of European Regulators for Electronic Communications (BEREC) has updated the Guidelines on the Implementation of the Open Internet Regulation. The reviewed guidelines prohibit non application of agnostic price differentiation, resulting in near prohibition of zero rating and sponsored data commercial practices. Telefonica does not expect a commercial impact in current portfolio of services. In the UK, the issue of new guidance is expected.
As to the Digital Services Act (DSA), the European Parliament plenary approved the Commission's amended proposal at the session on July, 5. As regards the Digital Markets Act (DMA), the text has been finally endorsed both by European Parliament and Council in July 2022. The Regulation is expected to enter into force early next year (first quarter of 2023), 6 months after the formal adoption process is completed with the publication of the text in the official journal of the EU. Undertakings designated as gatekeepers might have to comply with the DMA obligations before the end of 2023.
On March 25, 2022 President of the European Commission Ursula van de Leyen and US President Joe Biden announced an agreement for a renewed framework for transatlantic data flows. This political agreement needs to be reflected in the European Commission Adequacy Decision, which might take several months.
Finally, once the harmonization of the priority bands for 5G (700 MHz, 3500 MHz and 26 GHz) has been completed, the European institutions are beginning the process to identify new bands that in a 2025-2030 horizon may be available for the provision of wireless broadband services. Among the most relevant bands for Telefónica are the 470-694 MHz and the 6425-7125 MHz bands ̧ that will be discussed at the ITU world conference in 2023, and the 3800-4200 MHz band, for which the RSC approved in December 2021 a mandate to the CEPT with a view to its harmonization for local low and mid-power networks.
Spain
The Telecommunications Act (Act 11/2022), which transposes the European Electronic Communications Code into Spanish law, was approved on June, 28.
Concerning universal service obligations, the above mentioned Telecommunications Act (Act 11/2022) has modified the scope of the universal service obligation, eliminating the part of telephones for public use and raising the broadband speed from 1 Mb/s to 10 Mb/s, which can be increased in the future up to 30 Mb/s by Royal Decree.
In relation to spectrum, at the end of June 2022, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on National Frequency Allocation Table focused on the regulation of the 26GHz band. This consultation raises the possibility of assigning 450 MHz of the spectrum for the use of verticals (Self-provisioning), which would mean more competition in the segment of private networks of companies and an eventual increase in the price of spectrum during the auction. The spectrum auction in this band is expected to take place during 2022.

Germany
Following the “Principles and Scenarios for the Provision of the 800 MHz, 1.8 GHz and 2.6 GHz Spectrum” (scenarios paper), which was subject for public consultation in June 2021, BNetzA launched a new consultation until March 21, 2022, accompanied by an initial demand survey to examine indications of a possible shortage of spectrum. The consultation essentially only speaks of an extension and / or an auction as the most likely allocation mechanisms. Telefónica Deutschland commented on the orientation advocating for an extension of the frequencies to be made available at least until 2033. Further steps in the spectrum allocation procedure are expected at the end of the third quarter of 2022.

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On June 17, 2022, in relation to consultations and market analysis on fiber optic infrastructures, for market 3a, BNetzA notified the European Commission of its draft decision on the framework conditions under which charges and other access conditions will be controlled by the BNetzA on the future. On the one hand, this relates to access to the local loop in the copper network, the so-called "last mile," and on the other hand to local virtual unbundled access (VULA) to copper and optical fiber lines of Telekom Deutschland GmbH. In the case of access to fiber-optic networks in particular, BNetzA is maintaining the flexibility and the so-called commitment agreements agreed until the end of 2031.
UK
In relation to wholesale price regulation, the fixed MTR from April 1, 2022 to March 31, 2023 is 0.391 ppm. Similarly, the FTR from April 1, 2022 to March 31, 2023 is 0.031 ppm.
As regards spectrum, on May 9, 2022, Ofcom submitted a consultation regarding the award of millimetre wave spectrum, which is suitable for ‘hotspot’. It is currently proposed to award 850MHz of spectrum in the 26GHz band and up to 3GHz in the 40GHz band. The timing of any award is uncertain given the factors that remain to be determined.
Brazil
On 6 July 2022, by decision of the Board of Directors, ANATEL approved the methodology for calculating the balance of the adaptation of Fixed Commuted Telephony Service (STFC) concessions to authorizations for this service, which will be validated by the Federal Court of Accounts.

The VU-M values (in Brazilian reals) for 2022 applicable to Telefónica Brazil are the following: (i) Region I: 0.01422; (ii) Region 2: 0.01550; and (iii) Region 3: 0.02947, nevertheless Telefónica can reach an agreement for higher values.
It is expected, for the second semester of 2022 or early 2023, the revision of the General Competition Goals Plan (PGMC). It is proposed to recast on a single normative instrument, a set of asymmetric measures aimed at promoting competition. Such asymmetric measures may include regulations, such as price control, designed to rebalance markets where one or more participants hold significant market power.
Without prejudice to the PGMC review mentioned above, the recent acquisition of OI MÓVEL S.A. mobile assets by the three largest operators in the Brazilian SMP market (Vivo, Claro, and TIM), resulted in the imposition of some regulatory remedies by ANATEL and CADE, in order to preserve the competition in the relevant markets affected by the acquisition, such as
Telefónica’s obligation to present: (i) wholesale reference offer for national roaming in SMP; (ii) wholesale reference offer for exploring the SMP through virtual network (MVNO); (iii) offer of radio frequency use rights; and (iv) offer of industrial network exploration. The price and other commercial conditions of the above-mentioned offers are still under negotiation for further approval by ANATEL, but the adoption of disproportionately asymmetric measures could affect Telefónica’s competitive position.
Argentina
On June 10, 2022, after the lawsuit filed by Telefónica against the DNU 690/2020, the Federal Administrative Court extended for another six months the suspension of the effects in favor of Telefónica.
Perú
With respect to the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz, and 2,300 - 2,330 MHz bands, where Telefónica del Perú S.A.A. was preselected, and although the auction was scheduled for January 31, 2022, it was cancelled and no new date has been defined for the process.
Telefónica del Perú S.A.A. had been carrying out an arbitration process in relation to the Fourth Renewal of its Concession Contract with the Peruvian state in 1994. In this regard, the Arbitral Tribunal has decided to declare that the Ministry of Transport and Communications failed to comply with the Concession Contracts by applying a methodology in the evaluation not in accordance with the provisions thereof. The arbitral tribunal has ordered a reassessment of the performance of the obligations set out in the Concession Contracts using a methodology consistent with those contracts.
Colombia
Telefónica requested, in 2021, the renewal of 15 MHz of spectrum in the 1900 MHz band with expiration in October 2021. Subsequently, the MinTIC issued Resolution 2803 on October 15, 2021, by which it established the conditions for the renewal. Telefónica challenged such decision, in order to reduce the amount and obligations proposed for the renewal of the license. The MinTIC decided by resolution 2143 of June 17, 2022 to renew the 15 MHz for 20 years, reduced the price and accepted that the technological modernization obligation should be valued and be part of the price, revoking such obligation. However, given that the price is still above international levels and to the extent that Telefónica's request to renew for a period of less than 20 years has been denied, legal proceedings will be initiated challenging the aforementioned resolution.

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Mexico
On April 25, 2022, the Supreme Court of Justice of the Nation (SCJN) declared invalid in its entirety and unconstitutional the Federal Law on Telecommunications and Broadcasting that would create and regulate the PANAUT. The Court considered that the reform of the Federal Law aimed at creating the PANAUT would violate human rights by restricting the right to privacy, intimacy and protection of personal data.
With regards, the remaining spectrum in the 850 and 1900 MHz bands for regions 2, 7 and 8, hold by Telefonica, the return took place on June 30, 2022.

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Interim Consolidated Management Report

Telefónica Group
Telefónica has improved growth momentum as the Company continues to leverage opportunities in the markets and deliver against Telefónica's strategy focused on value creation. During the second quarter of the year 2022 Telefónica successfully launched miMovistar portfolio in Spain; Oi assets have been already integrated in Brazil, further strengthening the Company's leadership, accelerating investments in UK digital infrastructure and showing revenue growth for VMO2 in its first year of integration, whilst commercial and financial momentum remains intact in Germany. Telefónica Tech continues to drive growth and outgrow its market as it integrates newly acquired companies, whilst Telefónica Infra continues pursuing new fibre opportunities in Spain and the UK to crystallise value. Revenue and OIBDA accelerated growth year-on-year in the first six months of 2022, both in reported and organic terms, demonstrating the ability to proactively manage existing macro challenges.

Telefónica’s total accesses include Oi accesses base since April 1, 2022 within Telefónica Brazil and exclude Telefónica Costa Rica since August 1, 2021 and Telefónica El Salvador since January 1, 2022, totaling 384.2 million as of June 30, 2022. Accesses base increased by 4.6% year-on-year, mainly due to the prior impacts. Excluding the sale of Telefónica de Costa Rica and Telefónica El Salvador, the increase of the accesses base is 6.0%.

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The below table shows the evolution of Group accesses in the first half of 2022 compared to the first half of 2021:

ACCESSES
Thousands of accesses	June 2021	June 2022	%Reported YoY	%Org YoY
Fixed telephony accesses (1) (2)	31,395.9	28,548.7	(9.1%)	(8.6%)
Broadband (2)	25,662.6	25,924.4	1.0%	1.0%
UBB	21,481.7	22,920.1	6.7%	6.7%
FTTH	11,142.7	13,178.5	18.3%	18.3%
Mobile accesses (3)	274,917.0	293,654.9	6.8%	8.6%
Prepay	131,764.2	135,528.7	2.9%	5.7%
Contract	114,988.2	124,163.1	8.0%	8.8%
IoT (3)	28,164.6	33,963.1	20.6%	20.9%
Pay TV	11,258.2	10,811.9	(4.0%)	(4.0%)
Retail Accesses	343,474.8	359,158.4	4.6%	6.0%
Wholesale Accesses	23,747.4	25,007.9	5.3%	5.3%
Fixed wholesale accesses	3,679.6	3,681.5	0.1%	0.1%
FTTH wholesale accesses	2,808.6	3,115.6	10.9%	10.9%
Mobile wholesale accesses	20,067.8	21,326.4	6.3%	6.3%
Total Accesses	367,222.2	384,166.4	4.6%	6.0%
Notes:
- The table includes, with respect to 2021, accesses of Telefónica de Costa Rica (2.7 million total accesses) and accesses of Telefónica El Salvador (2.0 million total accesses). The sale of Telefónica de Costa Rica was completed on August 9, 2021. The sale of Telefónica El Salvador was completed on January 13, 2022.
(1) Includes fixed wireless and VoIP accesses.
(2) June 2022 includes a 282 thousand voice and 22 thousand broadband legacy base adjustment relating to nil revenue connections.
(3)Accesses in 2022 include (in Telefónica España) an update of approximately 500 thousand IoT accesses from December 2021.

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The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained below. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

Contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	CAM
Fixed telephony accesses	(9.1%)	(8.6%)	0.0
Broadband	1.0%	1.0%	0.0
UBB	6.7%	6.7%	0.0
FTTH	18.3%	18.3%	0.0
Mobile accesses	6.8%	8.6%	(1.2)
Prepay	2.9%	5.7%	(1.0)
Contract	8.0%	8.8%	(0.3)
IoT	20.6%	20.9%	0.0
Pay TV	(4.0%)	(4.0%)	0.0
Retail Accesses	4.6%	6.0%	(1.3)
Wholesale Accesses	5.3%	5.3%	0.0
Fixed wholesale accesses	0.1%	0.1%	0.0
FTTH wholesale accesses	10.9%	10.9%	0.0
Mobile wholesale accesses	6.3%	6.3%	0.0
Total Accesses	4.6%	6.0%	(1.3)
The Group's strategy is based on capturing high value customers in the markets in which it operates.

Mobile accesses totaled 293.7 million as of June 30, 2022, up 6.8% compared to June 2021 mainly due to the inclusion of Oi accesses and the exclusion of Telefónica de Costa Rica and Telefónica El Salvador. Excluding the sale of Telefónica Costa Rica and El Salvador, mobile accesses increased by 8.6%. Postpaid accesses represented 47.8% of the mobile accesses excluding IoT (+1.2 p.p. in reported terms and +0.7 p.p. excluding the impact of Telefónica Costa Rica and Telefónica El Salvador).

Fixed broadband accesses stood at 25.9 million at June 30, 2022, up 1.0% year-on-year. Retail fiber (FTTH) accesses stood at 13.2 million at June 30, 2022, growing by 18.3% compared to June 30, 2021.

Pay TV accesses totaled 10.8 million as of June 30, 2022, down 4.0% year-on-year.

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Consolidated results
In this section, we discuss the variations in the Group’s consolidated income statements for the first half of 2022 and 2021:

	First half		Variation
Consolidated Results	2021	2022	2022 vs 2021
Millions of euros	Total	Total	Total	%
Revenues	20,305	19,450	(855)	(4.2%)
Other income	10,875	1,069	(9,806)	(90.2%)
Supplies	(6,217)	(6,200)	17	(0.3%)
Personnel expenses	(2,744)	(2,673)	71	(2.6%)
Other expenses	(5,333)	(5,301)	32	(0.6%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	16,886	6,345	(10,541)	(62.4%)
Margin OIBDA	83.2%	32.6%		(50.5 p.p.)
Depreciation and amortization	(4,139)	(4,336)	(197)	4.7%
OPERATING INCOME	12,747	2,009	(10,738)	(84.2%)
Margin OI	62.8%	10.3%		(52.4 p.p.)
Share of income (loss) of investments accounted for by the equity method	(68)	105	173	c.s.
Net financial expense	(552)	(660)	(108)	19.5%
PROFIT BEFORE TAX	12,127	1,454	(10,673)	(88.0%)
Corporate income tax	(1,200)	(312)	888	(74.0%)
PROFIT FOR THE PERIOD	10,927	1,142	(9,785)	(89.5%)
Attributable to equity holders of the Parent	8,629	1,026	(7,603)	(88.1%)
Attributable to non-controlling interests	2,298	116	(2,182)	(94.9%)
c.s.: change of sign

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2022/2021 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•    Foreign exchange effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2021 for the two periods, except for countries with hyperinflationary economics (Argentina and Venezuela).
Foreign exchange rates had a positive impact on our reported 2022 results compared with the same period of 2021, mainly due to the Brazilian real.
Foreign exchange effects decreased revenue growth by 3.8 percentage points and OIBDA growth by 1.7 percentage points.
•Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter. The main changes are the exclusion from the perimeter of consolidation of Telefónica United Kingdom (prior to the registration of the Virgin

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Media O2 UK joint venture) and the towers divisions of Telxius Group in June, 2021. To exclude these impacts, we have excluded June results of these Groups in our 2021 comparative basis.
As explained below, 50% of the results of VMO2 are included in the organic variation of the Group.
Following its exclusion from the scope of consolidation, the amortization of rights of use of Telxius assets by the Group's operators is no longer eliminated in the consolidation process.
•Capital gains/losses on sale of businesses: the gains obtained or losses incurred from the sale of businesses are excluded from the organic variations.
In the first half of 2022 it is excluded mainly the capital gain from the sale of fiber optic assets in Colombia (183 million euros).
In the first half of 2021, the capital gains generated in the incorporation of VMO2 (4,434 million euros), and the capital gain from the sale of the tower divisions of the Telxius Group (5,761 million euros) are excluded.
•    Restructuring costs: we have excluded the impact related to restructuring processes.
In the first half of 2022, the restructuring costs totaled 52 million euros of impact in OIBDA (159 million euros in the first half of 2021).
•Reported variation of Telefónica Argentina and Telefónica Venezuela: In the organic variation, the reported variation of the operators of countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, these companies' revenues increased by 229 million euros and OIBDA decreased by 47 million euros in the first half of 2022 compared to the same period of the previous year.
•Judicial decision PIS/COFINS: we excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program, (PIS/COFINS), amounting to 239 million euros with an impact in OIBDA in the first half of 2021.
•Spectrum acquisitions: in the first half of 2022, the investments in spectrum amounted to 132 million euros, mainly in Telefónica Colombia for 130 million euros (674 million euros in the first half of 2021).
•Other adjustments: organic variations excluded also the following impacts: (i) the impact from the transformation of the operating model of Telefónica México (following AT&T agreement in 2019) amounting to 16 million euros in amortization and operating income (83 million euros in the first half of 2021), (ii) the provision of contingencies in Telefónica Brasil amounting to 152 million euros with a negative impact in OIBDA in the first half of 2021, and (iii) other adjustments amounting to 6 million euros in the first half of 2022.

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The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact
(on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2022	Exchange rate effect	Perimeter changes	Capital gains/losses on sale of businesses	Restructuring costs	Reported variation in hyperinflacionary countries	Judicial decision PIS/COFINS	Spectrum acquisition	Other adjustments
Revenues	3.8	(13.3)	—	—	1.1	—	—	—
Other income	0.3	(0.6)	(92.1)	—	0.0	—	—	—
Supplies	2.6	(14.8)	—	—	0.7	—	—	—
Personnel expenses	3.4	(8.0)	—	(3.3)	2.2	—	—	—
Other expenses	4.9	(11.9)	0.1	(0.3)	1.6	4.5	—	(2.7)
OIBDA	1.7	(5.9)	(59.3)	0.6	0.3	(1.4)	—	0.9
Depreciation and amortization	4.9	2.9	—	—	1.0	—	—	(1.7)
Operating income	0.6	(8.8)	(78.6)	0.8	—	(1.9)	—	1.7
CapEx	3.7	(28.6)	—	—	0.5	—	(8.5)	—
OIBDA-CapEx	1.2	(0.2)	(74.3)	0.8	0.2	(1.8)	2.1	1.1
n.m.: not meaningful

Adjustments not affecting the reported variation (Virgin Media O2 UK):
Telefónica United Kingdom, which was consolidated by global integration, left the scope of consolidation on June 1, 2021. On that same date, the joint business VMO2 began to be registered. VMO2 maintains the consideration that Telefónica United Kingdom had as a reportable segment in the Group's consolidated financial statements (see explanation of the segment below), although VMO2 is a joint venture and as such is recorded under the equity method in accordance with IFRS.
In order to provide a more complete view of the evolution of the businesses managed by the Company and reflect the relative weight of the different geographies, 50% of the results of VMO2 are computed in the organic variation of the Group (considering constant average exchange rates of the first half of 2021).
The 2021 VMO2 comparative base used for the calculation of organic variations includes six months' results, as if the combination had taken place on January 1, 2021, with retroactive homogenization of accounting policies and purchase price accounting to that date.
The effect of including 50% of the results of VMO2 in the consolidated organic variation of the first half of 2022 amounted to -0.7 p.p. in revenues, +0.3 p.p. in
OIBDA, +3.3 p.p. in Operating income and +1.5 p.p. in Capex.
2022/2021 variations in reported and organic terms:
The table below shows 2022/2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA JUNE 2022	% Reported YoY	% Organic YoY

Revenues	(4.2%)	4.2%
Other income	(90.2%)	34.8%
Supplies	(0.3%)	10.7%
Personnel expenses	(2.6%)	2.6%
Other expenses	(0.6%)	3.6%
OIBDA	(62.4%)	2.7%
Depreciation and amortization	4.7%	(2.2%)
Operating income	(84.2%)	18.4
CapEx	(27.0%)	(1.1%)
OIBDA-CapEx	(71.4%)	5.3%

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Results discussion
Revenues in the first six months of 2022 totaled 19,450 million euros, down 4.2% year-on-year in reported terms, negatively impacted by changes in the consolidation perimeter (-13.3 p.p.), mainly the exit of Telefónica UK from the perimeter on 1 June 2021, partially offset by the exchange rate effect mainly due to the appreciation of the Brazilian real against the euro (+3.8 p.p.) and the impact of the reported variation of companies in countries with hyperinflation (+1.1 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2021 and 2022, revenues would grow by 4.2%, thanks to the positive growth in service revenues (+2.9%) and handset sales (+15.7%).
Other income mainly includes work on fixed assets and gains on disposal of assets. In the first six months of 2022, other income totaled 1,069 million euros compared to 10,875 million euros recorded in the same period of 2021 mainly due to the capital gain from the establishment of VMO2 (4,434 million euros), the sale of the Telxius towers business (5,761 million euros) in 2021 and the sale of Fiberco Colombia in 2022 (183 million euros). In organic terms as explained above, considering 50% of VMO2 in the first six months of 2021 and 2022, other revenues would grow by 34.8%.
The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) was 14,174 million euros in the first half of 2022, down 0.8% year-on-year in reported terms. compared to the first semester of 2021 This decrease was mainly attributable to the impact of changes in the scope of consolidation (-12.4 p.p.), partially offset by changes in foreign exchange rates (+3.6 p.p.) and the reported variation of the operators in countries with hyperinflationary economies (+1.3 p.p.). In organic terms, as explained before, considering 50% of VMO2 in the first six months of 2021 and 2022, the total amount of supplies, personnel expenses and other expenses increased by 6.5%. The evolution of these expenses is explained in greater detail below:
Supplies amounted to 6,200 million euros in the first half of 2022, down 0.3% year-on-year in reported terms, mainly as a result of changes in the scope of consolidation (-14.8 p.p.), partially offset by the impact of changes in foreign exchange rates (+2.6 p.p.) and the reported variation of the operators in countries with hyperinflationary economies (+0.7 p.p.). In organic terms, as explained before, considering 50% of VMO2 in the first six months of 2021 and 2022, supplies increased by 10.7% year-on-year, mainly due to higher handset costs.
Personnel expenses amounted to 2,673 million euros in the first half of 2022, down by 2.6% year-on-year in reported terms compared to the first semester of 2021, mainly as a result of changes in the scope of consolidation (-8.0 p.p.) and lower restructuring costs (-3.3 p.p.), partially offset by the impact of changes in foreign exchange rates (+3.4 p.p.) and the reported variation of the operators in countries with hyperinflationary economies (+2.2 p.p.). In organic terms, as explained before, considering 50% of VMO2 in the first six months of 2021 and 2022, personnel expenses increased by 2.6% year-on-year, as a result of higher expenses in Germany and Brazil.
The average headcount was 101,962 employees in the first six months of 2022, down 8.5% compared to the same period of 2020.
Other expenses amounted to 5,301 million euros in the first half of 2022, down 0.6% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-11.9 p.p.), partially offset by the impact of foreign exchange rates (+4.9 p.p.) and the reported variation of the operators in countries with hyperinflationary economies (+1.6 p.p.). In organic terms, as explained before, considering 50% of VMO2 in the first six months of 2021 and 2022, other expenses increased by 3.6% year-on-year due mainly to higher expenses in all segments.
As a result of the foregoing, OIBDA totaled 6,345 million euros in the first half of 2022, compared with 16,886 million euros in the first half of 2021, strongly impacted by the gains from the transactions recorded in "Other income" (-59.3 p.p.), changes in the scope of consolidation (-5.9 p.p.) partially offset by the exchange rate impact (+1.7 p.p.) and lower restructuring expenses in 2022 (+0.6 p.p.) In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2021 and 2022, OIBDA would grow 2.7% year-on-year.
Depreciation and amortization amounts to 4,336 million euros in the first half of 2022, increasing by 4.7% mainly affected by changes in the scope of consolidation (+2.9 p.p.) that impact in the amortization of rights of use as a consequence of the sale of the towers communications division sale in the first half of 2021, and by the impact of the exchange rate, both partially offset by the lower impact of the accelerated amortization in Telefónica Mexico as a consequence of the transformation of the operational model. In organic terms, s explained above, considering 50% of the

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results of VMO2, amortizations would decrease by 2.2% year-on-year.
Operating income (OI) for the first six months of 2022 totaled 2,009 million euros compared to 12,747 million euros recorded in the same period of 2021, strongly impacted by the capital gains on the sale of businesses discussed above (-78.6 p.p.) and changes in the scope of consolidation (-8.8 p.p.), partially offset by the exchange rate impact (+0.6 p.p.) and lower restructuring expenses in 2022 (+0.8 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2021 and 2022, OI would grow 18.4% year-on-year due to service revenue growth (+2.9%) and cost efficiencies.
Share of profit/loss of investments accounted for by the equity method in the first half of 2022 was positive by 105 million euros (68 million euros in the first half of 2021).
Net financial expenses amounted to 660 million euros and increased by 108 million euros compared to the same period of the previous year, mainly due to the rise in interest rates and debt denominated in Brazilian reais.
Corporate income tax in the first half of 2022 amounted to 312 million euros, which implies a reduction in 888 million euros y-o-y, mainly due to the accounting in 2021 of the tax inspection closing in Spain, a new tax provision in Peru, and the effect of the UK deconsolidation in addition to a tax provision reversal in 2022 in 3G Group in Germany.
Profit attributable to non-controlling interests amounted to 116 million euros positive in the first half of 2022 (2,298 million euros in the same period of 2021), the variation is mainly due to the result attributed to the minority interests of Telxius Telecom in the sale of the tower divisions in Europe and Latin America in the first half of 2021.
As a result, Profit for the period attributable to equity holders of the Parent Company for the first half of 2022 amounts to 1,026 million euros (8,629 million euros in the first half of 2021)
Basic earnings per share totaled 0.16 euros in the first six months of 2022.
Capex totaled 2,482 million euros in the first half of 2022, down 27.0% year-on-year in reported terms, impacted by the change in the consolidation perimeter (-28.6 p.p.) and lower spectrum purchases in 2022 (-8.5 p.p). In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2021 and 2022, Capex would decrease by 1.1% year-on-year.
OIBDA-CapEx stood at 3,863 million euros in the first half of 2022, compared to 13,486 million euros in the first half of 2021, strongly affected by the mentioned before capital gains from the sale of businesses (-74.3 p.p.), partially offset by the positive effect of lower spectrum purchase (+2.1 p.p.), foreign exchange (+1.2 p.p.), and lower restructuring expenses (+0.8 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2021 and 2022, OIBDA-CapEx would grow by 5.3% year-on-year.

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Segment results

TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2022 compared to the first half of 2021:

ACCESSES
Thousands of accesses	June 2021	June 2022	%Reported YoY
Fixed telephony accesses (1)	8,523.4	8,207.8	(3.7%)
Broadband	5,888.6	5,851.3	(0.6%)
FTTH	4,726.7	4,937.3	4.5%
Mobile accesses (2)	18,658.2	19,027.5	2.0%
Prepay	806.0	715.1	(11.3%)
Contract	15,185.8	15,082.9	(0.7%)
IoT (2)	2,666.4	3,229.5	21.1%
Pay TV	3,801.3	3,589.3	(5.6%)
Retail Accesses	36,881.0	36,684.5	(0.5%)
Wholesale Accesses	3,658.3	3,662.8	0.1%
FTTH Wholesale Accesses	2,801.7	3,110.0	11.0%
Total Accesses	40,539.3	40,347.3	(0.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2)Accesses in 2022 include an update of approximately 500 thousand IoT accesses from December 2021.

In May 2022, miMovistar was presented, a new global portfolio for the general public through which customers will be able to choose the products and services they need in a simple, customizable and flexible way. The proposal is the natural evolution of Movistar Fusión, Movistar's benchmark product over the last ten years.
The portfolio starts with connectivity (Internet, voice and data), to which, if the customer wishes, modules can be added to include a television content offer and value-added services such as, initially, health, gaming and security, to build the most complete and adapted formula that the customer wants. The company will integrate in the future more services within the miMovistar ecosystem, such as Movistar Car/Moto, Movistar Money, Home Insurance, Energy, as well as additional connectivity options.
With this new move, Telefónica Spain responds to the needs derived from the transformation of the market and a consumer who demands flexibility and personalization, both in connectivity services and in content or services relevant to his life, being able to control costs.
In addition, any of the miMovistar connectivity options will also include a device at no cost to the customer, whose catalogue will depend on their choice and will include, in addition to smartphones, smart TVs, tablets, laptops or smart watches.
Existing Fusión customers can choose to continue with their current tariff or switch to miMovistar and adapt it to what they choose.
On the other hand, the investment in the 5G mobile network made it possible to achieve 83% of population coverage as of June 30, 2022.
Additionally, in 2022, Telefónica Spain has continued to improve its offer proposals to strengthen its relationship with customers and reach new segments, highlighting:
•Solar 360: In June 2022 Repsol and Telefónica Spain created a joint venture to develop the solar self-consumption business. The new company started to operate in June 2022 launching Solar360, offering a comprehensive self-consumption solution to private customers, communities of neighbours and

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companies, SMEs, and large companies, through solar panel installation. The offer will be customized for each type of customer according to their level and consumption habits, seeking to maximize savings on their current electricity bill. It will include a mobile application for the control of the installation and the continuous optimization of energy expenditure, personalized financing for each type of consumer and other value-added services linked to the solar installation.
Other advances during the first semester of 2022 are described below:
•Movistar Prosegur Alarmas: the joint venture of Prosegur and Telefónica Spain, which after its launch in March 2020, exceeds 400 thousand customers as of June 30, 2022.
•Movistar Health: an online telemedicine service, reached nearly 79 thousand customers as of June 30, 2022, following its launching in October 2020.
Telefónica Spain had 40.3 million accesses as of June 30, 2022, a decline of 0.5% as compared to June 30, 2021, partly driven by a commercial policy focused on generating value and promoting higher market rationalization by reducing promotional activity, which had an impact on commercial activity.
The convergent offer (residential and SMEs) had a customer base of 4.6 million customers as of June 30, 2022, a decrease of 3.1% y-o-y.

Retail fixed accesses totaled 8.2 million and decreased 3.7% as compared to June 30, 2021, with a net loss of 168 thousand accesses in the first semester of 2022.
Retail broadband accesses totaled 5.9 million (-0.6% y-o-y), with a net loss of 24 thousand accesses during the first semester of 2022.
Retail fiber (FTTH) accesses reached 4.9 million customers (+4.5% as compared to June 30, 2021), representing 84.4% of total retail broadband customers (+4.1 p.p. y-o-y) with net adds of 90 thousand accesses as of June 30, 2022. At June 30, 2022, fiber deployment reached 27.5 million premises, 1.4 million more than at June 30, 2021.
Total retail mobile accesses stood at 19.0 million as of June 30, 2022, an increase of 2.0% as compared to June 30, 2021 as a result of an increase of IoT accesses base (+21.1% y-o-y, including a regularization of 500 thousand accesses coming from December 2021), with a decrease in both mobile contract accesses (-0.7% y-o-y) and prepay accesses (-11.3% y-o-y).
Pay TV accesses reached 3.6 million at June 30, 2022, decreasing 5.6% year-on-year.
Wholesale accesses stood at 3.7 million at June 30, 2022, up 0.1% year-on-year, and wholesale fiber (FTTH) accesses (84.9% of total wholesale accesses at June 30, 2022 compared with 76.6% at June 30, 2021) were up 11.0% year-on-year.

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The table below shows the evolution of results in Telefónica Spain’s of the first half of 2022 compared to the first half of 2021:

Millions of euros
TELEFÓNICA SPAIN	June 2021	June 2022	% Reported YoY	% Organic YoY
Revenues	6,095	6,164	1.1%	1.1%
Mobile handset revenues	154	283	84.5%	84.5%
Revenues ex-mobile handset mobile	5,941	5,881	(1.0%)	(1.0%)
Retail	4,827	4,772	(1.2%)	(1.2%)
Wholesale and Other	1,114	1,109	(0.5%)	(0.5%)
OIBDA	2,352	2,254	(4.2%)	(4.2%)
Depreciation and amortization	(1,071)	(1,075)	0.3%	0.3%
Operating income (OI)	1,281	1,179	(8.0%)	(8.0%)
CapEx	720	642	(10.8%)	(7.8%)
OIBDA-CapEx	1,632	1,611	(1.3%)	(2.7%)
The table below shows the first half 2022/2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN JUNE 2022	% Reported YoY	% Organic YoY	Spectrum acquisition
Revenues	1.1%	1.1%	—
OIBDA	(4.2%)	(4.2%)	—
Depreciation and amortization	0.3%	0.3%	—
Operating Income (OI)	(8.0%)	(8.0%)	—
CapEx	(10.8%)	(7.8%)	(3.2)
OIBDA-CapEx	(1.3%)	(2.7%)	1.4
Results discussion
Revenues in the first half of 2022 amounted to 6,164 million euros, growing 1.1% y-o-y in reported terms. This trend was supported by handset revenues due to since April 2021 the portfolio includes several devices as part of the packages (including 5G smartphones of different brands, Smart TVs, tablets and laptops, among others). The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues totaled 4,772 million euros in the first half of 2022, decreasing by 1.2% year-on-year in reported terms, due in part to the customer base decline, partially offset by higher IT revenues due to the higher demand for digitalization projects in the B2B segment.
•Wholesale and other revenues totaled 1,109 million euros in the first half of 2022, almost stable decreasing by 0.5% year-on-year in reported terms, with an important recovery in roaming-in revenues at pre-pandemic levels and a growth of MVNO’s revenues.
OIBDA reached 2,254 million euros in the first half of 2022, a year-on-year decrease of 4.2% year-on-year both in reported and organic terms.
Depreciation and amortization amounted to 1,075 million euros in the first half of 2022, increasing by 0.3% year-on-year both in reported and organic terms.
Operating income amounted to 1,179 million euros in the first half of 2022, a year-on-year decrease of 8.0% both in reported and organic terms. The year-on-year decrease was mainly driven by lower service revenues and the impact of the higher energy costs for most of the year.

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VMO2
After receiving the final approval from the Competition & Markets Authority (CMA), the joint venture between Liberty Global and Telefónica was established on June 1, 2021, and our former Telefónica United Kingdom segment was replaced by our new Virgin Media O2 (VMO2). Telefónica ceased to fully consolidate the results of the entities that comprised our former Telefónica United Kingdom segment in its consolidated financial statements and started to account for VMO2 results under the equity method. Therefore, since June 1, 2021, for purposes of the Group’s consolidated results, the results of VMO2 are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMO2 segment information included below is presented under management criteria, and shows 100% of the VMO2 results. The VMO2 segment information included below refers to the period from January 1 to June 30, 2022 compared to the period from June 1 to June 30, 2021. For additional information, see "Note 2. Basis of presentation of the consolidated financial statements. "Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK".
One year after the formation of VMO2 the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.
The FTTP speed upgrade of the existing network is accelerating after the completion of tests in the first quarter 2022, paving the way for the planned deployment of fiber throughout the fixed network starting later this year and ending in 2028.
The “Lightning” project rollout now totals 2.9 million accesses, further reinforcing VMO2's gigabit leadership in the UK with speeds of 1.1 Gbps offered across its entire footprint of 15.9 premises passed.
VMO2 launched the “Better Connections Plan”, its first sustainability strategy as a joint business, on May 22 with a commitment to reduce carbon emissions, champion the circular economy, such as recycling devices and donating smartphones and tablets, and supporting the society. The company has an ambitious commitment to achieve net zero carbon emissions across its operations, products and supply chain by the end of 2040, 10 years ahead of the Paris Agreement and the UK's target of net zero emissions by 2050.
The following table shows the evolution of VMO2 accesses in the first half of 2022 compared to the first half of 2021:

ACCESSES
Thousands of accesses	2021	2022	%Reported YoY
Broadband	5,523.6	5,620.4	1.8%
UBB	5,494.1	5,612.0	2.1%
Mobile accesses	31,358.0	33,095.4	5.5%
Prepay	8,362.5	8,134.1	(2.7%)
Contract	15,701.2	15,961.9	1.7%
IoT	7,294.3	8,999.4	23.4%
Retail Accesses (1)	44,990.9	46,244.9	2.8%
Wholesale Accesses	9,594.4	10,431.1	8.7%
Total Accesses	54,585.4	56,676.0	3.8%
(1) 2022 includes 282 thousand voice and 22 thousand broadband legacy base adjustment relating to nil revenue connections.
The total accesses base grew 3.8% year-on-year and stood at 56.7 million at June 30, 2022, mainly driven by the increase in the mobile accesses base, which grew 5.5% year-on-year and reached 33.1 million accesses.
The contract mobile customer base grew 1.7% year-on-year and reached 16 million accesses adding 23.8 thousand new accesses to the base in the first half of the year 2022. Churn remain stable in low levels.
The prepay mobile customer base decreased 2.7% year-on-year and reached 8.1 million accesses adding
15 thousand new accesses in the first half of the year 2022.
IoT mobile customer base grew 23.4% year-on-year and reached 9 million accesses as the Smart Metering Programme roll out regained pace.
Fixed broadband base grew 1.8% year-on-year and reached 5.6 million accesses with a loss of 6.3 thousand accesses in the first half of the year 2022, although UBB accesses grew 2.1% year-on-year with a net gain of 15

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thousand new accesses during the first half of the year 2022 supported by the increase in demand for higher speeds. The company’s average broadband speed is 247 Mbps and grew 27% year-on-year, almost x5 times higher than the national average.
The table below shows the evolution of 100% VMO2 results of the first half of 2022 compared to the June 1st to 30th of 2021:

Millions of euros
VMO2	June 1 to June 30 2021	June 2022	% Organic YoY
Revenues	993	5,996	0.1%
Mobile Business	539	3,336	1.6%
Handset revenues	133	853	3.6%
Fixed Business	400	2,377	(2.6%)
Other	43	282	6,3%
OIBDA	353	2,225	3.7%
Depreciation and amortization	(345)	(2,065)	(1.3%)
Operating income (OI)	8	160	148.0%
Financial income	2	9	—
Financial expenses	(66)	(457)	—
Exchange rate differences and change in fair value of derivatives	(84)	523	—
Net financial result	(148)	75	—
Result before taxation	(140)	236	—
Net Result	(131)	195	—
CapEx	188	1,270	5.6%
Opcf (OIBDA-CapEx)	165	955	1.8%
Results discussion
The evolution of the results of 100% VMO2 in organic terms is detailed below, considering six months of VMO2 in 2021 and 2022.
In the first half of 2022, revenues amounted to 5,996 million euros, growing 0.1% in organic terms, mainly due to price increases and the good performance of the mobile business.
Mobile Service Revenues amounted to 3,336 million euros in the first half of the year 2022, growing 1.6% in organic terms, as a result of higher handset sales, impacted by store closures during the first quarter of 2021, and of services revenues, mainly due to the recovery of roaming revenues.
Fixed business revenues amounted to 2,377 million euros in the first half of 2022, decreasing by 2.6% in organic terms, mainly as a result of lower revenues in the B2B segment.
Other revenues amounted to 282 million euros in the first half of 2022, growing 6.3% in organic terms, mainly as result of higher digital revenues including SMIP (Smart metering programme).
OIBDA in the first half of 2022 reached 2.225 million euros, growing 3.7% year-on-year in organic terms.
Depreciation and Amortization amounted to 2.065 million euros in the first half of 2022, decreasing by 1.3% year-on-year in organic terms.
Operating Income (OI) amounted to 160 million euros in the first half of 2022, growing 148.0% year-on-year in organic terms, mainly thanks to the recovery of the mobile business, specifically the roaming business margin, as well as various cost efficiencies that cushion current inflationary pressures.
VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 do no apply hedge accounting to their derivative instruments. Accordingly, changes in the fair values of most of their derivatives are recorded in finance results of their consolidated income statement.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2022 compared to the first half of 2021:

ACCESSES
Thousands of accesses	June 2021	June 2022	%Reported YoY
Fixed telephony accesses (1)	2,171.5	2,174.0	0.1%
Broadband	2,253.2	2,256.6	0.2%
UBB	1,823.2	1,880.8	3.2%
Mobile accesses	44,974.5	46,696.4	3.8%
Prepay	19,265.5	19,243.6	(0.1%)
Contract	24,175.3	25,768.7	6.6%
IoT	1,533.7	1,684.1	9.8%
Retail Accesses	49,485.1	51,208.5	3.5%
Total Accesses	49,485.1	51,208.5	3.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In the first half of 2022, Telefónica Germany delivered strong operational and financial momentum. The company continues to expand its mobile market share in a rational yet dynamic environment on the back of core business strength building on network parity and ESG leadership. Telefónica Germany’s key milestones in the first half of 2022 were as follows:
•Continued commercial success, with contract net additions up 11% y-o-y to 661 thousand new clients, driven by O2 Free portfolio.
•5G roll-out well ahead of plan; raising target to ~60% of population coverage at end of 2022 within unchanged Capex envelope.
•Telefónica Germany celebrates the 20th anniversary of the O2 brand in Germany with the launch in May 2022 of the promotional tariff O2 Grow and O2 my Home products enriched with a new 1 Gigabit/sec offer on the cable network.
The total access base grew 3.5% year-on-year and stood at 51.2 million at June 30, 2022, mainly driven by a 3.8% increase in the mobile accesses base, which reached 46.7 million.
The contract mobile customer base grew 6.6% year-on-year and reached 25.8 million accesses, increasing the share over the total mobile accesses base to 55.2%. Net adds reached 0.7 million accesses, driven by the sustained customer demand for the O2 Free portfolio and a solid contribution from partner brands. The strong commercial traction of the O2 brand compensated for some anticipated temporarily higher churn on the back of the European Electronic Communications Code introduction.
The prepay mobile customer base decreased 0.1% year-on-year to 19.2 million accesses, reflecting the German market trend of prepaid to postpaid migration, offset by the revenue neutral SIM card reactivations, reaching net adds of 225 thousand prepay customers in the first half of 2022.
The broadband accesses reached 2.3 million accesses (up 0.2% y-o-y), with a net loss of 5.6 thousand accesses in the first half of 2022, mainly driven by ADSL as a legacy technology and some anticipated temporarily higher churn on the back of the European Electronic Communications Code introduction.

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The table below shows the evolution of Telefónica Germany’s results of the first half of 2022 compared to the first half of 2021:

Millions of euros
TELEFÓNICA GERMANY	June 2021	June 2022	% Reported YoY	% Organic YoY
Revenues	3,743	3,949	5.5%	5.5%
Mobile Business	3,342	3,540	5.9%	5.9%
Handset revenues	665	787	18.4%	18.4%
Fixed Business	400	399	(0.4%)	(0.4%)
OIBDA	1,172	1,247	6.4%	5.0%
Depreciation and amortization	(1,192)	(1,131)	(5.2%)	(5.2%)
Operating income (OI)	(20)	116	c.s.	c.s.
CapEx	508	556	9.5%	9.5%
OIBDA-CapEx	664	690	3.9%	1.5%
The table below shows the first half of 2022 and 2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY JUNE 2022	% Reported YoY	% Organic YoY	Restructuring costs
Revenues	5.5%	5.5%	—
OIBDA	6.4%	5.0%	1.3
Depreciation and amortization	(5.2%)	(5.2%)	—
Operating Income (OI)	c.s.	c.s.	(77.0)
CapEx	9.5%	9.5%	—
OIBDA-CapEx	3.9%	1.5%	2.3
Results discussion
Total revenues were 3,949 million euros in the first half of 2022, with a year-on-year increase of 5.5%, driven by the increase in the mobile business.
•Mobile business revenues totaled 3.540 million euros, increasing 5.9% y-o-y in reported terms. This positive trend reflects the sustained momentum on the back of continued strong commercial traction of the O2 brand as well as some support from the recovery of international roaming.
•Handset revenues amounted to 787 million euros, increasing 18.4% y-o-y in reported terms due to the good availability of devices.

•Fixed business revenues were 399 million euros, decreasing 0.4% y-o-y in reported terms due to the particularly customer base decrease from the European Electronic Communications Code.
Mobile ARPU was 9.8 euros (-0.5% y-o-y) due to the decreased by 4.0% y-o-y in contract ARPU, while prepay ARPU increased by 5.4% y-o-y. Data ARPU was 6.4 euros (+8.1% y-o-y), fueled by the successful O2 Free portfolio.

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TELEFÓNICA GERMANY	June 2021	June 2022	% Local Currency YoY
ARPU (EUR)	9.9	9.8	(0.5%)
Prepay	6.1	6.5	5.4%
Contract (1)	13.4	12.9	(4.0%)
Data ARPU (EUR)	5.9	6.4	8.1%
Notes:
(1) Excludes IoT.
OIBDA totaled 1,247 million euros in the first half of 2022, growing by 6.4% y-o-y in reported terms. In organic terms, OIBDA increased by 5.0% year-on-year.
Depreciation and amortization amounted to 1,131 million euros in the first half of 2022, decreasing 5.2% year-on-year mainly as a result of the 3G switch-off at year end 2021 which was partly offset by higher RoU asset amortization and licenses added in the context of network modernization.
Operating income totaled 116 million euros in the first half of 2022, compared to an operating loss of 20 million euros in 2021. In organic terms, the year-on-year comparison was positively impacted by improved operational leverage in both, fixed and mobile, reflecting own brand momentum, further efficiency gains as well as some international roaming tailwinds.

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TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2022 compared to the first half of 2021:

ACCESSES
Thousands of accesses	June 2021	June 2022	%Reported YoY
Fixed telephony accesses (1)	8,328.1	7,222.4	(13.3%)
Broadband	6,283.8	6,297.3	0.2%
UBB	5,313.0	5,732.3	7.9%
FTTH	4,046.3	5,048.2	24.8%
Mobile accesses	80,956.5	99,192.3	22.5%
Prepay	33,871.7	42,264.2	24.8%
Contract	35,911.4	43,144.6	20.1%
IoT	11,173.4	13,783.5	23.4%
Pay TV	1,186.2	1,033.2	(12.9%)
IPTV	918.6	890.6	(3.0%)
Retail Accesses	96,813.8	113,799.8	17.5%
Total Accesses	96,814.9	113,800.1	17.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In the first half of 2022, Telefónica Brazil has strengthened its leadership in the mobile value segment (38.1% market share as of April 30, 2022, source: ANATEL), both due to the organic growth of its customer base and the incorporation of Oi accesses. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which manages to compensate the fall in the fixed traditional business.
Telefónica Brazil reached 113.8 million accesses as of June 30, 2022, 17.5% higher than June 30, 2021 due to the sustained growth in the organic mobile business, in addition to the incorporation of the customer base of Oi, and the growth in FTTH, which more than offset the decline in the fixed voice business due to the continuous migration from fixed to mobile, encouraged by unlimited voice offers in the market, the contraction of the lower-value fixed broadband customer base; and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.
In the mobile business, Telefónica Brazil strengthened its leadership in terms of total accesses, with an access market share of 38.1% as of April 30, 2022 (source: ANATEL) growing both in terms of contract customers (+20.1% year-on-year, +8.3 excluding Oi) and on prepaid customers (+24.8% year-on-year, 1.5% excluding Oi). Telefónica Brazil's strategy continues to be focused on strengthening the high-value customer base, reaching a 40.2% contract market share, as of April 30, 2022 (source: ANATEL).
Contract commercial offers are focused data plans, with extra data allowances subject to subscription to digital invoice, it is complete with OTT services of their choice (for example, Disney+, Netflix, Spotify, Vivo Meditação, Vivo Pay, Babbel, GoRead, among others). The Vivo Travel roaming service for voice and data is maintained in a selection of countries of America and Europe, depending on the plan. For higher-value customers, Family plans are maintained, have a greater number of available apps. Additionally, they have Vivo Easy Prime was launched, with flexible proposals ranging from 7GB to 20GB and allows customers to tailor their plans according to their needs. WhatsApp and calls unlimited, SMS and cashback in the month to be reused in OTT’s; maintains Vivo Easy plans from 1GB per month, up to 100GB. In the prepaid segment, Telefónica Brazil offers VIVO PreTurbo, which includes WhatsApp and unlimited minutes, all of this is supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.
In the Fixed business, Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 27.5 million real estate units passed with FTTx access as of June 30, 2022, of which 21 million correspond to FTTH. Additionally, it continued to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brazil reached 5.7 million connected homes

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of which 5 million homes connected with FTTH as of June 30, 2022, increasing 7.9% and 24.8% year-on-year respectively. These growths offset the drop in other broadband accesses (xDSL), placing retail broadband accesses at 6.3 million as of June 30, 2022, increasing by 0.2% year-on-year. Traditional voice access decrease by 13.3% year-on-year due to the aforementioned fixed-mobile substitution.

Pay TV customers fell to 1.0 million as of June 30, 2022, decreasing 12.9% year-on-year due to the strategic decision to discontinue the DTH service, whose customer base decreased 46.7% year-on-year.
The table below shows the evolution of Telefónica Brazil’s results of the first half of 2022 compared to the first half of 2021:

Millions of euros
TELEFÓNICA BRAZIL	June 2021	June 2022	% Reported YoY	% Organic YoY
Revenues	3,318	4,199	26.6%	7.8%
Mobile Business	2,182	2,842	30.3%	11.0%
Handset revenues	184	254	37.9%	17.5%
Fixed Business	1,136	1,357	19.5%	1.8%
OIBDA	1,479	1,714	15.9%	4.9%
Depreciation and amortization	(927)	(1,133)	22.2%	4.1%
Operating income (OI)	552	581	5.2%	6.5%
CapEx	647	809	24.9%	6.2%
OIBDA-CapEx	832	906	8.8%	3.8%
The table below shows the first half of 2022 and 2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL JUNE 2022	% Reported YoY	% Organic YoY	Exchange rate effect	Judicial decision PIS/COFINS	Contingencies	Spectrum acquisition
Revenues	26.6%	7.8%	18.7	—	—	—
OIBDA	15.9%	4.9%	17.2	(16.2)	10.3	—
Depreciation and amortization	22.2%	4.1%	18.1	—	—	—
Operating Income (OI)	5.2%	6.5%	15.6	(43.3)	27.5	—
CapEx	24.9%	6.2%	18.5	—	—	0.2
OIBDA-CapEx	8.8%	3.8%	16.1	(28.7)	18.2	(0.2)
Results discussion
In the first half of 2022, revenues totaled 4,199 million euros, grew +26.6% in reported terms, mainly due to the appreciation of the Brazilian real and the incorporation of Oi accesses, which have contributed with 2.0 p.p.. In organic terms, the year-on-year growth was 7.8%, mainly due to service revenues, leveraged on mobile business – both organic and by the incorporation of the business acquired from Oi -, by businesses associated with new technologies (FTTH, IPTV and Digital Services) and the sale of handsets, which offset the erosion of revenues associated with voice and traditional accesses.

•Mobile business revenues totaled 2,842 million euros in the first half of 2022, increase 30.3% in reported terms due mainly to the appreciation of the Brazilian real and the incorporation of Oi accesses, which have contributed with 3.1 p.p. In organic terms, mobile business increased by 11.0%, as a result of the good management of Vivo’s organic base and the incorporation of Oi accesses.
•Fixed business revenues totaled 1,357 million euros in the first half of 2022, growing by 19.5% in reported terms due mainly to the

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impact of the appreciation of the Brazilian real. In organic terms, fixed telephony revenues grew by 1.8% mainly as a result of by higher FTTH revenues and IT Services revenues.
Mobile ARPU increased by 14.1% year-on-year in reported terms due mainly to the appreciation of the Brazilian real. In local currency, mobile ARPU decreased by 2.8% as a result of a mix with a higher participation of hybrid plans together with the inclusion of Oi accesses, with lower ARPU.

TELEFÓNICA BRAZIL	June 2021	June 2022	% YoY	% Local Currency YoY
ARPU (EUR)	4.0	4.6	14.1%	(2.8%)
Prepay	1.9	2.2	17.8%	0.4%
Contract (1)	7.2	8.2	14.3%	(2.6%)
Data ARPU (EUR)	3.0	3.7	23.8%	5.4%

Notes:
(1) Excludes IoT.
OIBDA stood at 1,714 million euros in the first half of 2022, increasing 15.9% in reported terms. In organic terms, OIBDA increased by 4.9% year-on-year.
Depreciation and amortization amounted to 1,133 million euros in the first half of 2022, increasing 22.2% in reported terms affected by the appreciation of the Brazilian real. In organic terms, depreciation and amortization grew by 4.1% year-on-year due to renegotiations of lease contracts.
Operating income amounted to 581 million euros in the first half of 2022, increasing 5.2 % in reported terms. This variation is due to the impact of the appreciation of the Brazilian real. In organic terms, the operating result rose 6.5%, associated with greater commercial activity and the integration of Oi's accesses.

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TELEFÓNICA HISPAM
The below table shows the evolution of accesses in Telefónica Hispam of the first half of 2022 compared to the first half of 2021:

ACCESSES
Thousands of accesses	June 2021	June 2022	%Reported YoY
Fixed telephony accesses (1)	7,489.2	6,647.4	(11.2%)
Broadband	5,654.8	5,852.0	3.5%
UBB	4,108.5	4,757.6	15.8%
FTTH (2)	3,886.5	4,624.4	19.0%
Mobile accesses	93,400.5	94,559.5	1.2%
Prepay	65,926.8	65,171.8	(1.1%)
Contract	23,099.6	24,204.9	4.8%
IoT	4,374.2	5,182.9	18.5%
Pay TV	2,872.5	2,957.3	3.0%
IPTV	724.9	1,115.8	53.9%
Retail Accesses	109,498.6	110,090.2	0.5%
Total Accesses	109,518.8	110,108.7	0.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Includes Peru's cable accesses.

Telefónica Hispam's total accesses amounted to 110.1 million as of June 30, 2022 (+0.5% year-on-year), as a result of the increase in mobile and FFTH accesses.
Mobile accesses amounted to 94.6 million, increasing by 1.2% y-o-y mainly due to the higher post-pay customer base.
•Contract accesses increased by 4.8% year-on-year due to the increase in accesses in Mexico (+17.3%), Colombia (9.3%) and Argentina (+4.4%), partially offset by the decrease in Venezuela (-8.9%). This strong evolution was mainly driven by the commercial activity recovery and the attractive commercial offers.
•Prepay accesses decreased by 1.1% year-on-year, with a net loss of 904 thousand accesses on June 30, 2022. The year-on-year accesses evolution was greatly impacted by the loss of accesses in Mexico (-852 thousand accesses) due to a decrease in billable events activity from call centers and commercial campaigns. In addition, accesses in Argentina decreased by 557 thousand. The year-on-year decrease was partially offset by a strong increase in accesses in Colombia (+741 thousand accesses), and Ecuador (+55 thousand accesses) in a lesser extent.
Fixed accesses stood at 6.6 million as of June 30, 2022 (-11.2% year-on-year) with a net loss of 387 thousand accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 5.9 million as of June 30, 2022 (+3.5% year-on-year). The penetration of FBB accesses over fixed accesses stood at 88.0% (+12.5 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 4.8 million connected accesses (+15.8% y-o-y) and 17.0 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 81.3% (+8.7 p.p. y-o-y).
Pay TV accesses stood at 3.0 million as of June 30, 2022, with an increase of +3.0% y-o-y as a result of the net adds of 52 thousand customers, mainly as a result of the increase in IPTV accesses (+203 thousand accesses), in which the Company is placing strategic focus, offset in part by the lower Direct-To-Home (DTH) technology accesses (-110 thousand accesses) due to the change in commercial strategy, and the lower cable access base (-41 thousand accesses).

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The table below shows the evolution of the results in Telefónica Hispam of the first half of 2022 compared to the first half of 2021:

Millions of euros
TELEFÓNICA HISPAM	June 2021	June 2022	% Reported YoY	% Organic YoY
Revenues	3,945	4,526	14.7%	4.3%
Mobile Business	2,574	2,944	14.4%	3.7%
Handset revenues	654	736	12.4%	3.7%
Fixed Business	1,363	1,582	16.0%	5.7%
OIBDA	769	1,094	42.3%	6.2%
Depreciation and amortization	(984)	(922)	(6.2%)	(7.4%)
Operating income (OI)	(215)	172	c.s.	c.s.
CapEx	501	429	(14.3)%	(22.8%)
OIBDA-CapEx	268	665	148.2%	27.9%

The table below shows the first half of 2022 and 2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM JUNE 2022	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter changes	Capital gains/losses on sale of businesses	Reported var. in hyperinfla-tionary countries	Restructuring costs	Spectrum acquisition	Transformation T.Mexico
Revenues	14.7%	4.3%	3.4	1.2	—	5.8	—	—	—
OIBDA	42.3%	6.2%	3.2	(3.6)	23.9	5.2	6.7	—	—
Depreciation and amortization	(6.2%)	(7.4%)	3.2	—	—	4.3	—	—	(7.0)
Operating Income (OI)	c.s.	c.s.	3.3	12.7	(85.7)	0.8	(24.2)	—	(31.9)
CapEx	(14.3%)	(22.8%)	1.2	(0.9)	—	3.5	—	(1.7)	—
OIBDA-CapEx	148.2%	27.9%	7.0	(8.5)	68.6	8.6	19.3	3.1	—
Results discussion
Revenues amounted to 4,526 million euros in the first semester of 2022, increasing 14.7% year-on-year in reported terms. This increase was attributable in part to the reported variation of companies in hyperinflationary countries (+5.8p.p.), the foreign exchange effects (+3.4 p.p.) and the impact of changes in the scope of consolidation (+1.2 p.p.). In organic terms, revenues increased by 4.3% year-on-year, mainly driven by revenue growth due to handset sales, B2C (Business to Customer) and B2B (Business to Business) service revenue evolution, higher fixed voice revenues, broadband and new services and TV.
Mobile business revenues amounted to 2,944 million euros in the first semester of 2022, increasing 14.4% year-on-year in reported terms. This increase was due in part to the reported variation of companies in hyperinflationary countries (+6.7 p.p.) and the foreign exchange effects (+4.0 p.p.). In organic terms, mobile business revenues increased by 3.7% year-on-year, mainly driven by revenues growth through handset sales as a result of commercial activity recovery and higher postpaid revenues in B2C (Business to Customer). The performance by country was as follows:
•In Chile, mobile revenues amounted to 483 million in the first semester of 2022, decreasing 5.2% year-on-year in reported terms. Excluding the impact of foreign exchange effects, which reduced growth by 3.8 percentage points, mobile revenues decreased by 1.4% year-on-year, mainly due to the lower handset revenues partially offset by higher postpaid revenues.

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•In Peru, mobile revenues amounted to 441 million euros in the first semester of 2022, increasing 18.5% year-on-year in reported terms, benefited from the foreign exchange effects, which increased growth by 9.7 percentage points. Excluding this impact, mobile revenues increased by 8.7% year-on-year, mainly driven by higher handset revenues, as a result of the higher commercial activity, and higher service revenues leveraged on a higher postpaid client base, and on the price increase carried out in the first half of 2022.
•In Colombia, mobile revenues amounted to 451 million euros in the first semester of 2022, increasing 14.7% year-on-year in reported terms. Excluding the impact of the foreign exchange effects, which increased growth by 2.5 percentage points, mobile revenues increased by 12.3% driven by the higher handset revenues, B2C (Business to Customer) revenues due to higher commercial activity and favorable churn evolution, and higher digital services revenues.
•In Mexico, mobile revenues amounted to 534 million euros in the first semester of 2022, increasing 10.1% year-on-year in reported terms. Excluding the impact of the foreign exchange effects, which contributed +9.9 p.p. to the y-o-y evolution, mobile revenues increased by 0.2% year-on-year, due to the higher service revenues thanks to postpaid B2C (Business to Customer) revenues increase, partially offset by lower handset revenues.
Fixed business revenues amounted to 1,582 million euros in the first semester of 2022, increasing 16.0% year-on-year in reported terms. This increase was due in part to the reported variation of companies in hyperinflationary countries (specifically, Argentina), which increased growth by 4.2 percentage points, and by the foreign exchange effects, which increased growth by 2.2 percentage points. Excluding these impacts, these revenues increased by 5.7%, driven by higher broadband and new services in Peru and Colombia as well as TV, access and voice revenues in Colombia and Chile.
OIBDA reached 1,094 million euros in the first semester of 2022, increasing 42.3% year-on-year in reported terms (+6.2% in organic terms).
Depreciation and amortization amounted to 922 million euros in the first semester of 2022, decreasing
6.2% year-over-year in reported terms (-7.4% in organic terms). The decrease was mainly attributable to the lower amortization and depreciation base in Telefonica Mexico resulting from the transformation of the operational model in the operator (-7.0 p.p.), offset by the reported variation of companies in hyperinflationary countries (+4.3 p.p.) and the foreign exchange effects (+3.2 p.p.).
Operating loss was 172 million euros in the first semester of 2022 (compared to a loss of 215 million euros in the first semester of 2021). This result is mainly explained by the capital gain on the sale of optic fiber assets in 2021 and 2022, the lower amortization and depreciation base in Telefonica Mexico resulting from the transformation of the operational model in the operator and the restructuring costs in the region in 2021 and 2022. In organic terms, the year-on-year change was positively affected by increases in revenues and OIBDA and the lower depreciation and amortization expense.
Below is additional information by country:
•In Chile, operating income was 104 million euros in the first semester of 2022, increasing 16.9% year-over-year in reported terms, and was positively impacted by the capital gain on the sale of the data center, and the lower depreciation and amortization expense.
•In Peru, operating loss was 10 million euros in the first semester of 2022 (operating loss of 53 million euros in 2021). This performance is mainly due to higher revenues and expenses efficiencies, which offset the increase of depreciation and amortization expense.
•In Colombia, operating income reached 214 million euros in the first semester of 2022 (30 million euros in 2021), as a result of revenues increase, mobile handsets mark-up subsidies and non-commercial cost efficiencies and the lower depreciation and amortization expense.
•In Mexico, operating loss was 115 million euros in the first semester of 2022 (operating loss of 221 million euros in 2021). The y-o-y reduction in the operating loss was positively impacted by the lower amortization and depreciation base in Telefonica Mexico resulting from the transformation of the operational model in the operator.

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Committed to Sustainable Development
Our sustainability objectives are embedded in our business strategy and aligned with the United Nations Sustainable Development Goals (UN SDGs), as demonstrated by these examples of our progress in the first half of 2022.
“E” Environmental: Building a greener future
Key targets:

•Net-zero emissions across the value chain by 2040 (interim: reducing 90% Scope 1 + 2 in core markets and neutralising 10% unabated emissions by 2025). 100% renewable electricity by 2030.
•Zero-waste by 2030.
•Helping our customers to avoid 12m tCO2 annually in 2025 and over 50m tCO2 emissions between 2020-25.
H1 progress:
Reducing our carbon footprint (SDG #7, #12, #13, #15):
•SBTi has validated Telefónica’s net-zero target, the 1st telco to receive this approval.
•The Company has joined WEF’s 1t.org initiative and pledged 1.5m trees by 2030.
•Progress in our distributed generation plan in Brazil; 32 plants now open (>80 planned).
Promoting the Circular Economy (SDG #12):
•Group-wide roadmap launched detailing steps towards our zero-waste target.
•Boosted platform, which facilitates the reuse of network equipment across the Group and with suppliers.
Helping our stakeholders to decarbonise (SDG #11, #12, #13):
•Eco Rating (B2C) launched across all markets to give consumers consistent and transparent insight on the environmental impact of new smartphones.
•Telefónica and Vivo have been included in the CDP 2021 Supplier Engagement Rating Leaderboard. Additionally, Telefónica continued to be included in CDP's 'A List' (8th consecutive year).
•Spanish Solar360 joint venture with Repsol now offering on-site solar power to B2C and B2B customers.
“S” Social: Helping society to thrive
Key targets:

•Expand connectivity with: 90-97% rural mobile broadband coverage in Brazil, Germany and Spain by 2024.
•33% female executives by 2024.
•Zero gender pay gap by 2050; interim target of zero adjusted gender pay gap by 2024 (i.e., equal pay for jobs of equal value).
H1 progress:
Connecting the unconnected (SDG #9):
•2.5m people now connected with 4G across 13k remote areas in Peru under ‘Internet for All’ project.
•First time mobile coverage provided to 32 localities in Argentina.
Retaining and attracting talent (SDG #4, #5, #8):
•Equality Plan (Spain): signed with the two largest trade unions to ensure equal gender opportunities & pay.
•Telefónica was the only telco receiving special mention across all categories in the Workforce Disclosure Initiatives (WDI) Awards.
•New ‘Universitas’ campus and courses launched, creating a hybrid learning experience for employees.
•Secured key skills with the incorporation of +1,400 professionals via Telefónica Tech`s acquisitions..
Mobilising employees for social good (SDG #4, #8, #13, #17):
•29k volunteers participated in 700 initiatives on Telefónica's International Volunteering Day.

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“G” Governance: Leading by example
Key targets:

•Zero tolerance of corruption.
•~25% of financing1 linked to sustainability by 2024.
•Gender parity in main governing bodies by 2030.
H1 progress:
Increasing sustainability-linked financing (SDG #5 #7, #8, #9, #13):
•Telefónica Group issued a 1,000 million euros senior sustainable bond, with proceeds to be used for Energy Efficiency, Inclusive Connectivity, Employment Generation and Entrepreneurship.
•Vivo issued its first sustainability-linked bond (debentures) of 3,500 million Brazilian reais (643 million euros equivalent) with climate and diversity KPIs.
•The 300,000 million Colombian peso (72 million euros equivalent) loan to Movistar Colombia was amended to cover sustainability projects (energy efficiency initiatives and use of clean energy).
Embedding ESG principles across the business:
•VMO2 UK launched its first sustainability strategy as a joint business in May 2022. The Better Connections Plan outlines its bold commitments to cut carbon and champion the circular economy, such as recycling devices and donating unwanted smartphones and tablets, as well support communities as it upgrades the UK.
•ESG training with the launch of our updated course on Responsible Business Principles for all employees across the Group.
Highest standards of corporate governance (SDG #5 #16):
•Transparency International has rated Telefónica as 2nd best in Corporate Transparency across members of the Ibex-35, highlighting our performance in Human Rights, Integrity and Compliance.
•Vivo’s Board is now more diverse with 33% women Directors, up from 25%.
Telefónica continues to work across the three pillars of ESG to improve our performance and, ultimately, our value.
1 Financing includes balance-sheet debt, hybrids and committed credit lines

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Risk Factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to the Business Activities
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
The reinforcement of competitors, the entry of new competitors (either new players or providers of OTTs services), or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru and Argentina where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.
If Telefónica is not able to successfully face these challenges, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.

Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its

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ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Spain, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the National Frequency Allocation Table focused on the regulation of the 26 GHz band in June 2022. This consultation raises the possibility of assigning 450 MHz part of the spectrum to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment and a possible increase in spectrum prices during the auction. The auction is expected to take place during 2022.
In Latin America, several auction processes are expected in the near term: (i) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, with regards spectrum in the 3.5 GHz band, the Ministerio de las Tecnologías de la Información y las Comunicaciones ("MinTic") postponed the auction without indicating a specific date to start the process. Telefónica has requested MinTic to delay any spectrum auction until the review of the existing spectrum valuation methodology, in order to align costs with the spectrum value generation capacity is completed, and specific measures to avoid resource monopolization by the dominant operator are put in place; and (ii) in Peru, notwithstanding the fact that Telefónica del Perú S.A.A. was pre-selected for the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz bands, the auction has been suspended without indicating a specific date to start the process. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the new government has not yet taken a decision.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved on February 8, 2021 Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service ("STFC") concessions. Anatel has presented an estimate value for calculating the migration balancing from the concession to the authorization regime, which will be validated by the Federal Court of Accounts. There is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate, the STFC concession held by Telefónica will remain in force until December 31, 2025. Resolution 744/2021 of April 8, 2021 establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain states, in the case that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by Anatel as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term, and interpreted by Telefónica as meaning that such waiver would only operate if explicitly requested . Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, a decision on the issue is still pending and requires a positioning from the Federal Court of Accounts.
In Peru, the arbitration process-initiated by Telefonica against was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, ended with a favourable award for Telefonica. The award recognizes that the methodology applied to assess compliance with the concession obligations was not in accordance with the provisions of the Concession Contract. The Authority,

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following this award, must issue a new regulation for renewals in a period of time yet to be determined. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC, is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, in April 2021, Telefónica requested the renewal of the license for 15 MHz of spectrum in the 1900 MHz band with expiration in October 2021. Subsequently, the MinTic issued Resolution 2803 on October 15, 2021, by which it established the conditions for the renewal of such license, with the fixing of the price at high values compared to international levels and with the inclusion of an obligation of technological modernization. Telefónica challenged such decision, in order to reduce the amount and obligations proposed for the renewal of the license. The Min Tic decided by resolution 2143 of June 17 to renew the 15 MHz for 20 years, reduced the price and accepted that the technological modernization obligation should be valued and be part of the price, revoking such obligation. However, given that the price is still above international levels and to the extent that Telefónica's request to renew for a period of less than 20 years has been denied, legal proceedings will be initiated challenging the aforementioned resolution.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision is adopted. On June 10, 2022, the Federal Contentious Administrative Court extended for another six months the precautionary suspension of the effects of DNU 690/2020 in favour of Telefónica. During this period, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
In the first half of 2022, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 132 million euros, mainly due to the acquisition of spectrum in Colombia (compared to 674 million euros in the same period of 2021). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2021 Consolidated Financial Statements and Appendix II of the condensed consolidated interim financial statements for the six-months ended June 30, 2022.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of June 30, 2022, the Group depended on three handset suppliers (none of them located in China) and five network infrastructure suppliers (two of them located in China), which, together, accounted for 79% and 80%, respectively, of the aggregate value of contracts awarded as of June 30, 2022 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 37% of the aggregate value of contracts awarded as of June 30, 2022 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain

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cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, as well as those derived from geopolitical tensions such as the current war in Ukraine, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020, 2021 and the first half of 2022 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, the war conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of the U.S.-China conflict.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (IoT), cybersecurity, big data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, requires high levels of investment. As of June 30, 2022, in Spain, fiber coverage reached 27.5 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins may be reduced or such investment could not lead to the development or commercialization of new successful products or services. To contextualize the Group's research and development effort, the total expenditure in the first half of 2022 was 295 million euros (417 million euros in the first half of 2021) representing 1.5 % of the Group’s Revenues (2.1 % in the first half of 2021). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could

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negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services involves exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, Cloud Computing, cybersecurity, Artificial Intelligence and IoT.
The large amount of information and data that is processed throughout the Group (related to approximately 384.2 million accesses associated with telecommunications services, digital products and services and Pay TV and an average number of employees of 101,962 as of June 30, 2022), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in increased compliance risks and, where applicable, costs.
One of the most important pieces of regulation for the Telefónica Group's operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), whose content has become the common standard for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs of non-compliance that this could entail.
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area (EEA) that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary controls in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the adequate and effective measures to mitigate such risks.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a novel modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them to legitimize their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption, and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool to legitimize transfers, obliges companies to replace the old SCC, as the old SCC will cease to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The entry into force of the new SCC and their novel module structure and dispositive parts to be negotiated between data exporters and importers, the possible uncertainty about their scope of application and implementation, the mandatory assessment and analysis of each international transfer and changeable local regulations of the country of destination and also the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.
In addition, it should be highlighted that: (i) in the United Kingdom, its exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures to legitimize international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may only be

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extended if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, it is worth mentioning that, since European Union regulations no longer apply in the United Kingdom, the government of this country has published a draft reform of its local privacy and data protection regulations in June 2022, which, if it finally passes through parliamentary procedures and is approved, aims to update these regulations to address new technological challenges and business opportunities in the use of data. The result and approval of this amendment could impact the Telefónica Group's business in the United Kingdom and the aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection; and (ii) in Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 9 million euros based on the exchange rate as of June 30, 2022) per infraction, which may increase compliance risks and costs.
Furthermore, in the case of Ecuador, the Organic Law on Data Protection has entered into force, aligned with the principles of the European GDPR, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period which ends in 2023 and, in other countries of Latin America where the Group operates, such as Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs. It is also worth mentioning the approval in Colombia of the so-called "Ley de Borrón y Cuenta Nueva" (Law 2157 of 2021), by which the principle of accountability has been introduced into Colombian privacy and data protection regulations.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi", "Connected Car", "Smart Cities", "Smart Agriculture" and "Smart Metering" which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be

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no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behaviour. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's providers and other third parties), as well as to ensure the security of the services in the cloud. As a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators were reviewed and strengthened.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. The Telefónica Group is aware of the possible cybersecurity risks arising from the conflict in Ukraine, monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having detected a significant increase in attacks in our perimeter compared to other previous periods. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. While none of these incidents had significant material consequences, this may change in the future.
Some of the main measures adopted by the Telefónica Group to mitigate these risks are early vulnerabilities detection, access control measures, proactive log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent all damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles,

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certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.
Natural disasters, climate change and other factors beyond the Group's control may result in unanticipated network or service interruptions or quality loss.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. In addition, these changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, the Company, and may have a negative impact on the Group's operations results. The Company analyzes these risks in accordance with the recommendations of the TCFD (Task force on Climate-related financial disclosures).
Network or service interruptions or quality loss could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect
Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
The beginning of the conflict between Ukraine and Russia opened a period of high uncertainty that, almost five months later, remains unclear. Since then, inflationary pressures have intensified, not only due to the evolution of energy and food commodity prices (remember that Russia is the world's second largest exporter of oil and the first of natural gas, and Ukraine is the European Union's largest supplier of cereals) but also due to the rise in the price of other raw materials (metals) as a result of continued disruptions in global supply chains, In response to this, most central banks have accelerated the pace of monetary stimulus withdrawal, which has dragged down risky assets such as lower-quality credit and stock market assets, further tightening conditions for the global economy. Going forward, elements that could worsen the effects of the current situation would be: escalation of the armed conflict and the persistence of possible political fallout that would delay the resolution of the current supply disruptions and the cutting of key supplies by Russia such as gas that would prolong and amplify the inflation-recession scenario.
So far, our main European countries have been affected through higher commodity prices, as their trade and financial exposure is limited. However, there are concerns about the energy situation for the coming winter should the most adverse scenario materialize, Similarly, Latin America could be affected by the slowdown in global growth associated with the tightening of monetary conditions to combat inflation. However, the magnitude of the impact could be partially offset by the extra trade and financial flows from higher commodity prices, as they are generally net commodity exporters.
During the first half of 2022 and 2021, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 22.5% (22.8% in the same period of 2021), VMO2 10.7% (10.5 % in the same period of 2021), Telefónica Germany 17.1% (17.0 % in the same period of 2021), Telefónica Brazil 23.1% (19.6 % in the same period of 2021) and Telefónica Hispam 15.2% (13.1 % in the same period of 2021). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2021 and 2020.
The main risks are detailed by geography below:
In Europe, there are several risks of an economic, political and health nature. First, the recent conflict between Russia and Ukraine has caused a major economic disruption which is already reflected in a widespread downward GDP growth revision in the

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eurozone countries. The economic impact per country will depend primarily on their trade, financial and, above all, energy exposure. However, the sharp increase in global commodity prices (energy, food and metal) resulting from the conflict, is already having a negative impact on the cost of the household consumption basket and firms’ production costs. Furthermore, the conflict has also increased the likelihood of supply disruptions not only for certain goods but has even called into question the security of the continent's energy supply. All of the above would be coupled with existing pre-conflict economic risks such as the consequences of an excessive tightening of financing conditions, both for the private and public sectors, with a negative impact on disposable income that could even lead to episodes of financial stress. The catalyst for this scenario could be either global factors stemming from the impact of the recent rise in inflation and the consequences of the normalization of U.S. monetary policy, or domestic factors such as a the financial fragmentation caused by the process of raising interest rates in Europe or a worsening of fiscal sustainability in a European country, which would affect the economic conditions of the countries in which Telefónica operates.
•Spain: there are several local sources of risks. One of them stems from the risk that supply disruptions will have a more persistent negative economic impact than expected in the case of, for example, supply chains and high commodity prices, prolonging the inflationary episode with a deeper impact on household income. Secondly, there is a risk regarding the execution of the Next Generation European funds (NGEU) and the necessary reforms in order to continue accessing them, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Third, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications. Lastly, the high public debt levels accumulated are an additional risk in the event of financial stress.
•Germany: In the short term, the main risk factor are related to the persistence of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector, which could continue to limit the expansion of economic activity and the energy supply risk in an environment where 35% of the country’s energy comes from Russia. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could significantly reduce international trade, with a consequent impact on the country's potential growth, which is highly dependent on exports. In addition, long-term challenges remain, such as the ageing of the population, in a context where the drivers of growth are showing a worrying stagnation.

•United Kingdom: in the short term, rising prices due to continued supply disruptions, together with a labour market showing signs of tightening, could lead to a faster and closer monetary tightening than expected, which would negatively affect growth. Political uncertainty following the resignation of the prime minister could also be a source of uncertainty in the short term. As for the medium-term, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The current dispute between the UK Government and the EU over the application of the Free Trade Agreement to Northern Ireland has the potential to create new trade barriers if it is not resolved. The Group would also be adversely affected if the pound sterling were to depreciate. The catalyst for a depreciation, in addition to a more pressing impact from Brexit, could be doubts about the sustainability of government debt, at historically high levels following the COVID-19 pandemic impact.

In Latin America, the exchange risk is particularly notable. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices, concerns about growth, tightening US monetary policy and financial imbalances in China) and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the monetary normalization and the underlying fiscal deterioration)

•Brazil: fiscal sustainability associated with the electoral context remains the main risk, especially after the government modified the spending cap to finance the new welfare program Auxílio Brasil, which implies a loss of credibility in fiscal prudence. Progress on structural reforms, including administration and tax system reforms, seems less likely in the short-term In this sense, a more depreciated exchange rate adds even more pressure to the already high inflation and monetary policy normalization cycle, which is likely to negatively affect disposable income. The fact that the country's rating is below investment grade and that its internal financing needs are high, poses an added financial risk in a hypothetical scenario of global financial stress, especially in view of the recent increase in financial needs, could also have a negative impact on the evolution of the exchange rate. On the political front, the presidential elections (October 2022), which are expected to be polarized, could imply greater

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volatility in asset prices, including episodes of exchange rate depreciation. Finally, increased global recession risks could affect future Brazilian growth, reducing exports and increasing risk aversion.

•Argentina: Macroeconomic and exchange rate risks remain high. The challenges faced by the economy, both internal (achieving political consensus, especially after the departure of the Minister of Economy, to reduce the public deficit in a context of high inflation in order to meet the targets agreed with the International Monetary Fund) and external (a possible drop in soybean prices would significantly affect the country's foreign currency income), make the economy vulnerable to episodes of volatility in the financial markets with limited margin for action.
In addition, the worsening inflation outlook, political uncertainty, increasing foreign exchange restrictions and the unorthodox price containment measures threaten Telefónica's profitability.

•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. The limited fiscal space after the increased spending to mitigate the effects of COVID-19 could have negative effects on the future performance of the economy and social stability to the extent that, on the one hand, fiscal consolidation drives tax reforms or adjustments in the path of social spending and, on the other hand, undermines the capacity to respond to shocks. High inflation is threatening to be more persistent than expected, which is generating a strong reaction from central banks, which could eventually result in an excessive deterioration in local financing conditions. In political terms, the risks of an early change of government prevail in Peru due to the constant clashes between President Castillo and the Congress, in Colombia the arrival of Gustavo Petro to the government would imply legislative changes that could affect private investment, and in Chile there is still no definition of the constituent process and, therefore, of its impacts in the medium term.
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of June 30, 2022, represented 16.8% of the Group’s total assets), deferred tax assets (which as of June 30, 2022, represented 4.9% of the Group’s total assets) or other assets, such as intangible assets (which represented 11.2% of the Group's total assets as of June 30, 2022), and property, plant and equipment (which represented 21.3% of the Group's total assets as of June 30, 2022). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated. By way of example, in 2021 impairment losses in the goodwill of Telefónica Perú were recognized for a total of 393 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized.
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of June 30, 2022, the Group's gross financial debt amounted to 40,301 million euros (42,295 million euros as of December 31, 2021), and the Group's net financial debt amounted to 28,817 million euros (26,032 million euros as of December 31, 2021). As of June 30, 2022, the average maturity of the debt was 12.79 years (13.63 years as of December 31, 2021), including undrawn committed credit facilities.

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A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of June 30, 2022, the Group's gross financial debt scheduled to mature in 2022 amounted to 2,691 million euros, and gross financial debt scheduled to mature in 2023 amounted to 2,750 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of June 30, 2022. As of June 30, 2022, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,558 million euros (11,156 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of June 30, 2022, 3.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to June 30, 2023.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
In nominal terms, as of June 30, 2022, 76% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of June 30, 2022: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 43 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 42 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt, which takes into account the financial derivatives contracted by the Group excluding commitments with employee's hedges.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 49 million euros as of June 30, 2022 and a 10 % appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 49 million euros as of June 30, 2022. These calculations have been made assuming a constant currency position with an impact on profit or loss as of June 30, 2022 taking into account derivative instruments in place.
In the first half of 2022, the evolution of exchange rates positively impacted the Group's results, increasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 3.8 percentage points and 1.7 percentage points, respectively, mainly due to the evolution of the Brazilian real (negatively impact of 4.4 percentage points and 5.2 percentage points, respectively, in the same period of 2021). Furthermore, translation differences in the first half of 2022 had a positive impact on the Group's equity of 1,884 million euros (1,105 million euros in the same period of 2021).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of

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financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of June 30, 2022, Telefónica del Perú has registered a provision amounting to 761 million euros, without payment of the aforementioned liquidations as of June 30, 2022; while Telefónica Brazil maintained provisions for tax contingencies amounting to 420 million euros and provisions for regulatory contingencies amounting to 365 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows. In addition to the most significant litigations indicated above, further details on these matters are provided in Note 25 and 29 of the 2021 Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the 2021 Consolidated Financial Statements.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its

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activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 28, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.